SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

19 November 2014

The Royal Bank of Scotland Group plc

Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

Scotland

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: The Royal Bank of Scotland Group’s (RBS) restructuring and strategic plans, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios, liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios, funding and risk profile; litigation, government and regulatory investigations including investigations relating to the setting of interest rates and foreign exchange trading and rate setting activities; costs or exposures borne by RBS arising out of the origination or sale of mortgages or mortgage-backed securities in the US; RBS’s future financial performance; the level and extent of future impairments and write-downs; and RBS’s exposure to political risks, credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: global and UK economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on RBS in particular; the ability to implement strategic plans on a timely basis, or at all, including the on-going simplification of RBS’s structure, rationalisation of and investment in its IT systems and the reliability and resilience of those systems, the divestment of Citizens Financial Group and the exiting of assets in RBS Capital Resolution as well as the disposal of certain other assets and businesses as announced or required as part of the State Aid restructuring plan; the achievement of capital and costs reduction targets; ineffective management of capital or changes to capital adequacy or liquidity requirements; organisational restructuring in response to legislation and regulation in the United Kingdom (UK), the European Union (EU) and the United States (US); the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by RBS; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of RBS; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of RBS to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of RBS’s operations) in the UK, the US and other countries in which RBS operates or a change in UK Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; impairments of goodwill; pension fund shortfalls; general operational risks; HM Treasury exercising influence over the operations of RBS; reputational risk; the conversion of the B Shares issued by RBS in accordance with their terms; limitations on, or additional requirements imposed on, RBS’s activities as a result of HM Treasury’s investment in RBS; and the success of RBS in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and RBS does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

Non-GAAP financial information

The directors manage RBS’s performance by class of business, before certain reconciling items, as is presented in the customer franchise and segment performance tables on pages 19 to 23 (the “non-statutory basis”). Discussion of RBS’s performance focuses on the non-statutory basis as RBS believes that such measures allow a more meaningful analysis of RBS’s financial condition and the results of its operations. These measures are non-GAAP financial measures. A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Reconciliations of these non-GAAP measures are presented throughout this document or in the customer franchise and segment performance tables on pages 19 to 23. These non-GAAP financial measures are not a substitute for GAAP measures. Furthermore, RBS has divided its operations into “RBS excluding RBS Capital Resolution (RCR)” for all periods in 2014 and for prior periods “RBS excluding Non-Core”. Certain measures disclosed in this document for RBS excluding RCR/Non-Core operations and used by RBS management are non-GAAP financial measures as they represent a combination of all reportable segments with the exception of RCR/Non-Core. In addition the presentation of Personal & Business Banking (“PBB”) which includes the reportable segments of UK Personal & Business Banking and Ulster Bank and the presentation of Commercial and Private Banking which includes the reportable segments of Commercial Banking and Private Banking are non GAAP financial measures. Furthermore, RBS has presented certain measures “excluding RBS Capital resolution (RCR)” which are deemed non-GAAP measures. Lastly, the liquidity coverage ratio, stressed outflow coverage, net stable funding ratio and stressed coverage ratio represent non-GAAP financial measures given they are metrics that are not yet required to be disclosed by a government, governmental authority or self-regulatory organisation.

Recent developments

Competition and Markets Authority - Retail Banking Market Investigation

On 6 November 2014, the United Kingdom Competition and Markets Authority (CMA) announced its decision to launch an in-depth market investigation into the personal current account and SME retail banking sectors, confirming its provisional decision of 18 July 2014. At this stage it is not possible to estimate the potential impact on RBS.

Board changes

Philip Scott, a non-executive director, stepped down from the Board on 31 October 2014.

Foreign exchange trading

The Royal Bank of Scotland plc ("RBS plc") has reached a settlement with the Financial Conduct Authority ("FCA") in the United Kingdom and the United States Commodity Futures Trading Commission ("CFTC") in relation to investigations into failings in the bank’s Foreign Exchange business within its Corporate & Institutional Banking division. RBS plc has agreed to pay penalties of £217 million to the FCA and $290 million to the CFTC to resolve the investigations.

These penalties are covered by the £400 million provision recorded in the Q3 2014 results. RBS remains in discussions with other governmental and regulatory authorities on these issues, including the United States Department of Justice and certain other financial regulatory authorities. The timing and amounts of any further settlements and related litigation risks however remain uncertain and could be significant.

Highlights

RBS reports a third successive quarterly profit, improved capital and further progress in de-risking.

Q3 2014 profit attributable to ordinary and B shareholders was £896 million, up from £230 million in Q2 2014 and a loss of £828 million in Q3 2013. Operating profit before tax was £1,270 million compared with £1,010 million in Q2 2014 and a loss of £634 million in Q3 2013.

The quarter included net impairment provision releases of £801 million, principally in Ulster Bank and RBS Capital Resolution, and litigation and conduct costs of £780 million.

RBS continues to make excellent progress in building its capital ratios. The Common Equity Tier 1 ratio has strengthened 220 basis points since the year end and 70 basis points in the quarter to 10.8%.

Capital build was supported by further excellent progress in the nine months to 30 September in de-risking the balance sheet, including:

•         Further disposals and run-off in RCR, with funded assets down £11 billion.

•         A 16% reduction in RWAs in Corporate & Institutional Banking, including running down our US-backed product franchise.

•         The sale of €9 billion of securities in the RBS N.V. liquidity portfolio.

Personal & Business Banking (PBB) continued to perform strongly with income growth of 3% in the quarter. PBB operating profit in Q3 2014 was £881 million, up 66% on Q2 2014.

Commercial & Private Banking (CPB) had an improved performance with income up 1% compared with Q2 2014. CPB operating profit in Q3 2014 was £471 million, up 23% on Q2 2014.

Corporate & Institutional Banking had a weak quarter with an operating loss of £557 million which reflected litigation and conduct costs of £562 million, including £400 million relating to potential costs following investigations into the foreign exchange market, and significantly lower income.

Further progress has been made on improving efficiency, with operating expenses excluding restructuring costs and litigation costs of £960 million (Q2 2014 - £635 million), down 5% over the quarter. RBS remains on track to deliver its £1 billion operating cost reduction target for 2014, at constant foreign exchange rates.

The quarter saw RBS achieve the largest ever IPO of a US bank, listing 28.75% of Citizens Financial Group. We continue to target an IPO of Williams & Glyn towards the end of 2016.

RBS confirms it will retain Ulster Bank following completion of the strategic review. Ulster Bank remains a core part of RBS, offering a good strategic fit with our focused retail and commercial banking strategy. We have a good market position and believe that Ulster Bank can deliver attractive returns, with appropriate investment.

Highlights

Ross McEwan, Chief Executive, said:

“In February I placed trust at the heart of my new strategy for our bank. We have taken the first steps towards that goal, with early progress in making RBS simpler, clearer and fairer.

We are reducing costs, and are on track to achieve our capital targets.

UK and Ireland are showing signs of growth, and impairment trends are significantly better than we had anticipated at the start of the year.

We have confirmed today that Ulster Bank remains a core part of our bank. We have a good market position and believe that, with investment, Ulster Bank can deliver attractive shareholder returns in the future.

But we know we still have a long list of conduct and litigation issues to deal with and much, much more to do to restore our customers’ trust in us.”

Highlights

Condensed consolidated income statement for the period ended 30 September 2014

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2014	2014	2013	2014	2013
	£m	£m	£m	£m	£m

Interest receivable	3,839	3,821	4,207	11,460	12,767
Interest payable	(976)	(1,023)	(1,427)	(3,104)	(4,550)

Net interest income	2,863	2,798	2,780	8,356	8,217

Fees and commissions receivable	1,296	1,314	1,382	3,901	4,090
Fees and commissions payable	(202)	(251)	(238)	(689)	(698)
Income from trading activities	268	541	444	1,761	2,508
Gain on redemption of own debt	-	-	13	20	204
Other operating income	127	345	35	1,163	1,367

Non-interest income	1,489	1,949	1,636	6,156	7,471

Total income	4,352	4,747	4,416	14,512	15,688

Staff costs	(1,690)	(1,845)	(1,895)	(5,226)	(5,622)
Premises and equipment	(543)	(622)	(544)	(1,818)	(1,648)
Other administrative expenses	(1,344)	(951)	(1,103)	(3,006)	(3,284)
Depreciation and amortisation	(306)	(282)	(338)	(860)	(1,074)
Write down of goodwill and other intangible assets	-	(130)	-	(212)	-

Operating expenses	(3,883)	(3,830)	(3,880)	(11,122)	(11,628)

Profit before impairment releases/(losses)	469	917	536	3,390	4,060
Impairment releases/(losses)	801	93	(1,170)	532	(3,320)

Operating profit/(loss) before tax	1,270	1,010	(634)	3,922	740
Tax charge	(333)	(371)	(81)	(1,066)	(759)

Profit/(loss) from continuing operations	937	639	(715)	2,856	(19)
Profit/(loss) from discontinued operations, net of tax	3	26	(5)	38	133

Profit/(loss) for the period	940	665	(720)	2,894	114
Non-controlling interests	53	(23)	(6)	11	(123)
Preference share and other dividends	(97)	(412)	(102)	(584)	(284)

Profit/(loss) attributable to ordinary and
B shareholders	896	230	(828)	2,321	(293)

Earnings/(loss) per ordinary and equivalent
B share (EPS) (1)
Basic EPS from continuing and discontinued operations	7.9p	2.0p	(7.4p)	20.5p	(2.6p)
Basic EPS from continuing operations	7.9p	1.9p	(7.4p)	20.4p	(3.6p)

Note:

(1)

Diluted EPS for the quarter ended 30 September 2014 was 0.1p lower (quarter ended 30 June 2014 - 0.1p lower) and for the nine months ended 30 September 2014 was 0.2p lower than basic EPS. There was no dilutive impact on all other comparative periods.

Highlights

Condensed consolidated balance sheet at 30 September 2014

	30 September	30 June	31 December
	2014	2014	2013
	£m	£m	£m

Assets
Cash and balances at central banks	67,900	68,670	82,659
Net loans and advances to banks	29,090	28,904	27,555
Reverse repurchase agreements and stock borrowing	24,860	28,163	26,516
Loans and advances to banks	53,950	57,067	54,071
Net loans and advances to customers	392,969	385,554	390,825
Reverse repurchase agreements and stock borrowing	50,631	53,542	49,897
Loans and advances to customers	443,600	439,096	440,722
Debt securities	106,769	112,794	113,599
Equity shares	8,309	7,834	8,811
Settlement balances	20,941	19,682	5,591
Derivatives	314,021	274,906	288,039
Intangible assets	12,454	12,173	12,368
Property, plant and equipment	6,985	7,115	7,909
Deferred tax	2,843	3,107	3,478
Prepayments, accrued income and other assets	7,185	7,418	7,614
Assets of disposal groups	1,153	1,246	3,017

Total assets	1,046,110	1,011,108	1,027,878

Liabilities
Bank deposits	38,986	39,179	35,329
Repurchase agreements and stock lending	30,799	31,722	28,650
Deposits by banks	69,785	70,901	63,979
Customer deposits	405,367	401,226	414,396
Repurchase agreements and stock lending	44,302	51,540	56,484
Customer accounts	449,669	452,766	470,880
Debt securities in issue	53,487	59,087	67,819
Settlement balances	21,049	15,128	5,313
Short positions	34,499	39,019	28,022
Derivatives	310,361	270,087	285,526
Accruals, deferred income and other liabilities	14,618	14,876	16,017
Retirement benefit liabilities	2,629	2,742	3,210
Deferred tax	491	605	507
Subordinated liabilities	24,412	24,809	24,012
Liabilities of disposal groups	272	125	3,378

Total liabilities	981,272	950,145	968,663
Equity
Non-controlling interests	2,747	618	473
Owners’ equity* - called up share capital	6,832	6,811	6,714
- reserves	55,259	53,534	52,028

Total equity	64,838	60,963	59,215

Total liabilities and equity	1,046,110	1,011,108	1,027,878

* Owners’ equity attributable to:
Ordinary and B shareholders	56,799	55,053	53,450
Other equity owners	5,292	5,292	5,292

	62,091	60,345	58,742

Contingent liabilities and commitments	238,248	239,121	242,009

 Highlights

Q3 2014 performance

●

Operating profit before tax was £1,270 million compared with £1,010 million in Q2 2014 and a loss of £634 million in Q3 2013. On a non-statutory basis, operating profit  was £1,277 million compared with £1,318 million in Q2 2014 and a loss of £155 million in Q3 2013. Restructuring costs totalled £180 million, down from £385 million in the prior quarter, while litigation and conduct costs, including £400 million of potential conduct costs following investigations into the foreign exchange market and an additional £100 million provision for Payment Protection Insurance, were £780 million compared with £250 million in Q2 2014.

●

Non-statutory operating profit,  excluding restructuring costs and litigation and conduct costs of £960 million (Q2 2014 - £635 million; Q3 2013 - £554 million), improved to £2,237 million from £1,953 million in Q2 2014 and £399 million in Q3 2013.

●

Total income was 8% lower at £4,352 million which included a gain on own credit of £49 million compared with a loss of £190 million in Q2 2014. On a non-statutory basis, total income was 11% lower at £4,359 million, mostly driven by the scaling back of activity in CIB, the non-repeat of the £170 million gain on CFG’s sale of the Illinois franchise in Q2 2014, and £104 million(1) losses recorded on the disposal of available-for-sale debt securities in the RBS N.V. liquidity portfolio. These were partly offset by a £65 million improvement in net interest income resulting from better deposit margins and a £117 million quarter on quarter improvement in RCR non-interest income principally driven by disposal gains. Income was up 3% in PBB and 1% in CPB.

●

Operating expenses were up 1% at £3,883 million. On a non-statutory operating basis, expenses were up 5% at £3,883 million. Excluding restructuring costs and litigation and conduct costs totalling £960 million (Q2 2014 - £635 million), operating expenses were down 5% compared with Q2 2014. RBS remains on track to deliver £1 billion of cost reductions in 2014.

●

A net release of impairment provisions of £801 million in the quarter compares with a net release of £93 million in Q2 2014. These were recorded primarily in RCR and Ulster Bank, reflecting the sustained improvements in economic and asset market conditions in the UK and especially Ireland. While net impairment charges increased in UK PBB and in CPB as a result of lower latent provision releases than in Q2 2014, underlying credit conditions remain benign. Risk elements in lending declined by 11% or £3.6 billion in the quarter; the reduction from the beginning of the year was £8.9 billion, or 23%.

●	Operating profit before tax, which includes a gain on own credit of £49 million, was £1,270 million, up 26% from Q2 2014.

●	Profit attributable to ordinary and B shareholders was £896 million, up from £230 million in Q2 2014.

Balance sheet and capital

●

Total assets increased by £35.0 billion, driven by increases in the market value of derivatives. The increase in derivative assets and liabilities mostly related to foreign exchange contracts: primarily due to the strengthening of the US dollar but also reflecting somewhat higher trading volumes following an upsurge in currency volatility. The value of interest rate derivatives also increased, driven largely by the downward shift in yields.

●

Funded assets, which exclude derivatives of £314.0 billion (30 June 2014 - £274.9 billion), fell by £4.1 billion to £732.1 billion at 30 September 2014. Growth in lending in the core business was more than offset by disposals and run-off in RCR, disposals of available-for-sale securities, and continuing risk reduction in CIB. These balance sheet reductions, partially offset by the impact of the strengthening US currency on dollar-denominated balances, resulted in a 3% reduction in risk-weighted assets (RWAs) to £381.7 billion.

Note:

(1)	An additional £73 million loss attributable to other shareholders is included within RFS Holdings minority interest.

Highlights

Balance sheet and capital (continued)

●	Loans and advances to customers grew by £7.4 billion, or 2%, to £393.0 billion.
	○	UK PBB loans and advances to customers grew by £0.6 billion, with net mortgage growth of £0.8 billion partially offset by declining card balances.
	○	Commercial Banking loans and advances grew by £1.1 billion, with demand strongest in the mid- and large corporate segments.
	○	CIB’s loans and advances increased by £4.1 billion driven by a combination of lending to large corporates, and collateral movements.
○

By the end of September 2014, pro-active ‘Statements of Appetite’ had been issued to more than 300,000 SME customers, offering in excess of £12.2 billion of new or additional funding. Gross new lending to SMEs (including customers in both PBB and CPB) totalled £2.6 billion in Q3 2014, up 24% from Q3 2013.

●	Customer deposits grew by £4.1 billion, or 1%, to £405.4 billion, mostly reflecting CFG’s growth in money markets and term deposits, amplified by the strengthening of the US dollar.

●

CET1 ratio strengthened to 10.8%, compared with 10.1% at 30 June 2014 and 8.6% at 31 December 2013. The improvement reflects the attributable profit for the quarter together with favourable movements in cash flow and foreign currency reserves along with a 3% reduction in risk-weighted assets. The leverage ratio improved by 20 basis points to 3.9%.

●

RBS’s results in the European Banking Authority’s stress test, which was based on data from the end of 2013, were satisfactory. These results do not reflect the significant de-risking and good capital accretion that has taken place in the first three quarters of 2014 during which time the CET1 ratio has increased by 220 basis points to 10.8%.

Highlights

Outlook

These results reflect improvements in economic activity and asset values in RBS’s core UK and Irish markets so far in 2014.  Economic growth in our core markets is expected to continue, although the pace looks likely to moderate into 2015. Against this backdrop, we anticipate further credit impairment releases in Q4 2014 offset by modest new impairments. The outlook for 2015 remains relatively benign, albeit with some risks to the downside. At such low levels of impairments there may be volatility in any quarter.

The net interest margin in Q4 2014 is expected to remain at around Q3 2014 levels, with modest asset margin pressure balanced by lower funding costs.

Income from the fixed income product suite is expected to remain weak during Q4, reflecting our ongoing balance sheet reduction programme, lower risk appetite, costs associated with exiting legacy portfolios and a weaker than anticipated trading performance during October.

RBS remains on track to deliver its targeted £1 billion of cost reductions in 2014 on a constant currency basis. Restructuring costs in Q4 2014 are expected to be higher, with some potential write-downs, as we reduce our footprint and simplify our systems and product set. Previous guidance on restructuring costs in the four year period to 2017 remains unchanged at £5 billion.

RCR guidance remains unchanged from the 30 September 2014 Trading Statement and, if market conditions remain favourable, we expect continuing strong progress in balance sheet and risk reductions and an accelerated timetable to achieve its wind-down goals.

Ongoing conduct and regulatory investigations and litigation continue to present challenges and are expected to be a material drag on both earnings and capital generation over the coming quarters. The timing and amounts of any further settlements or redress however remain uncertain and could be significant.

Analysis of results

The following tables reconcile the non-statutory basis results (a non-GAAP financial measure) to the statutory basis results.

Income
	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2014	2014	2013	2014	2013
Net interest income	£m	£m	£m	£m	£m

Net interest income
- non-statutory basis	2,863	2,798	2,783	8,359	8,225
- RFS Holdings minority interest	-	-	(3)	(3)	(8)
Net interest income - statutory basis	2,863	2,798	2,780	8,356	8,217

Average interest-earning assets
- RBS	501,218	502,115	538,748	505,110	549,993
- Personal & Business Banking	155,818	155,848	158,527	155,133	159,605
- Commercial & Private Banking	93,021	93,669	92,551	93,280	93,402
- Citizens Financial Group	69,520	68,234	65,065	68,409	65,137

Gross yield on interest-earning assets of banking
business	3.04%	3.05%	3.10%	3.03%	3.10%
Cost of interest-bearing liabilities of banking business	(1.11%)	(1.17%)	(1.40%)	(1.17%)	(1.47%)

Interest spread of banking business	1.93%	1.88%	1.70%	1.86%	1.63%
Benefit from interest free funds	0.34%	0.35%	0.35%	0.35%	0.37%

Net interest margin
- RBS	2.27%	2.23%	2.05%	2.21%	2.00%
- Personal & Business Banking	3.47%	3.40%	3.24%	3.41%	3.18%
- Commercial & Private Banking	2.96%	2.91%	2.91%	2.92%	2.77%
- Citizens Financial Group	2.82%	2.93%	2.94%	2.89%	2.92%

Non-interest income

Fees and commissions receivable	1,296	1,314	1,382	3,901	4,090
Fees and commissions payable	(202)	(251)	(238)	(689)	(698)
Net fees and commissions	1,094	1,063	1,144	3,212	3,392
Income from trading activities
- non-statutory basis	235	626	599	1,717	2,489
- own credit adjustments	33	(84)	(155)	44	20
- RFS Holdings minority interest	-	(1)	-	-	(1)
Statutory basis	268	541	444	1,761	2,508
Gain on redemption of own debt	-	-	13	20	204
Other operating income
- non-statutory basis	167	438	368	1,049	1,396
- own credit adjustments	16	(106)	(341)	(46)	(140)
- strategic disposals	-	-	(7)	191	(7)
- RFS Holdings minority interest	(56)	13	15	(31)	118
Statutory basis	127	345	35	1,163	1,367

Total non-interest income – non-statutory basis	1,496	2,127	2,111	5,978	7,277

Total non-interest income – statutory basis	1,489	1,949	1,636	6,156	7,471

Total income – non-statutory basis	4,359	4,925	4,894	14,337	15,502

Total income – statutory basis	4,352	4,747	4,416	14,512	15,688

Analysis of results

Q3 2014 compared with Q2 2014

●	Net interest income increased by 2% to £2,863 million with improvements in deposit margins in UK PBB and Commercial Banking, supported by the quarter’s higher day count.

●

Net interest margin (NIM) increased by four basis points to 2.27% supported by deposit re-pricing initiatives in UK PBB and Commercial Banking. CFG’s reduced NIM was driven by: lower commercial lending spreads; higher borrowing costs resulting from the growth in money market accounts, term deposits and the issue of subordinated debt; and the impact of the Illinois franchise sale in Q2 2014.

●

Non-interest income totalled £1,489 million, down 24% from £1,949 million in Q2 2014 which included a gain on own credit of £49 million compared with a loss of £190 million in Q2 2014. On a non-statutory basis, non-interest income totalled £1,496 million, down 30% from £2,127 million in Q2 2014. Within this, income from trading activities declined by £391 million, reflecting the strategic decision to concentrate on core product areas in CIB. Other operating income reduced by £271 million compared with Q2 2014, reflecting a non-repeat of the £170 million gain in Q2 2014 on the sale of the Illinois franchise by CFG, and losses of £104 million(1) on the disposal of available-for-sale debt securities.

Note:

(1)	An additional £73 million loss attributable to other shareholders is included within RFS Holdings minority interest.

Analysis of results

The following tables reconcile the non-statutory basis results (a non-GAAP financial measure) to the statutory basis results.

Operating expenses

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2014	2014	2013	2014	2013
	£m	£m	£m	£m	£m

Staff costs
- non-statutory basis	1,611	1,693	1,758	4,951	5,343
- restructuring costs	79	153	137	275	279
- RFS Holdings minority interest	-	(1)	-	-	-

Statutory basis	1,690	1,845	1,895	5,226	5,622

Premises and equipment
- non-statutory basis	490	485	540	1,569	1,619
- restructuring costs	53	137	4	249	29

Statutory basis	543	622	544	1,818	1,648

Other administrative expenses
- non-statutory basis	516	605	683	1,808	2,162
- restructuring costs	48	94	70	167	154
- litigation and conduct costs	780	250	349	1,030	969
- RFS Holdings minority interest	-	2	1	1	(1)

Statutory basis	1,344	951	1,103	3,006	3,284

Restructuring costs
- non-statutory basis	180	385	205	694	476
- staff expenses	(79)	(153)	(137)	(275)	(279)
- premises and equipment	(53)	(137)	(4)	(249)	(29)
- other administrative expenses	(48)	(94)	(70)	(167)	(154)
- depreciation and amortisation	-	(1)	6	(3)	(14)

Statutory basis	-	-	-	-	-

Litigation and conduct costs
- non-statutory basis	780	250	349	1,030	969
- other administrative expenses	(780)	(250)	(349)	(1,030)	(969)

Statutory basis	-	-	-	-	-

Depreciation and amortisation
- non-statutory basis	306	282	344	857	1,060
- restructuring costs	-	1	(6)	3	14
- RFS Holdings minority interest	-	(1)	-	-	-

Statutory basis	306	282	338	860	1,074

Write-down of goodwill and other intangible assets
- non-statutory basis	-	-	-	82	-
- write down of goodwill	-	130	-	130	-

Statutory basis	-	130	-	212	-

Operating expenses – non statutory basis	3,883	3,700	3,879	10,991	11,629

Operating expenses – statutory basis	3,883	3,830	3,880	11,122	11,628

Staff costs as a % of total income	38%	39%	43%	36%	36%
Cost:income ratio	89%	80%	88%	77%	74%
Employee numbers (FTEs - thousands)	110.8	113.6	120.3	110.8	120.3

Analysis of results

Q3 2014 compared with Q2 2014

•

Operating expenses increased by 1% to £3,883 million principally reflecting a £530 million increase in litigation and conduct costs to £780 million, which was partly offset by lower restructuring costs, down £205 million and the non-repeat of write down of goodwill of £130 million in Q2 2014. On a non-statutory basis operating expenses increased by 5% to £3,883 million.

•

Litigation and conduct costs in Q3 2014 included £400 million of potential conduct costs following investigations into the foreign exchange market, and an additional £100 million charge for PPI reflecting higher than expected reactive complaint volumes.

•

Operating expenses, excluding restructuring costs of £180 million and litigation and conduct costs of £780 million, declined to £2,923 million, down £142 million or 5%. The fall was primarily attributable to tight control of discretionary expenditure, lower incentive accruals in CFG and CIB in particular, and the impact of the sale of the Illinois branches in Q2 2014. Operating expenses for the first nine months of the year, excluding restructuring costs and litigation and conduct costs of £1,724 million (nine months ended 30 September 2013 - £1,445 million), were 9% lower than for the comparable period in 2013.

•	The cost:income ratio was 89% compared with 75% in Q2 2014 reflecting higher litigation and conduct costs along with lower income.

Analysis of results

Impairment (releases)/losses
	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2014	2014	2013	2014	2013
	£m	£m	£m	£m	£m

Loans	(803)	(89)	1,120	(532)	3,281
Securities	2	(4)	50	-	39

Total impairment (releases)/losses	(801)	(93)	1,170	(532)	3,320

Loan impairment (releases)/losses
- individually assessed	(410)	(42)	580	(297)	2,052
- collectively assessed	52	221	287	400	1,021
- latent	(445)	(258)	253	(625)	217

Customer loans	(803)	(79)	1,120	(522)	3,290
Bank loans	-	(10)	-	(10)	(9)

Loan impairment (releases)/losses	(803)	(89)	1,120	(532)	3,281

RBS excluding RCR/Non-Core	(193)	36	584	97	1,842
RCR	(610)	(125)	n/a	(629)	n/a
Non-Core	n/a	n/a	536	n/a	1,439

RBS loan impairment (releases)/losses	(803)	(89)	1,120	(532)	3,281

Customer loan impairment charge as a % of
gross loans and advances (1)
RBS	(0.8%)	(0.1%)	1.0%	(0.2%)	1.0%
RBS excluding RCR/Non-Core	(0.2%)	-	0.6%	-	0.6%
RCR	(9.5%)	(1.7%)	n/a	(3.3%)	n/a
Non-Core	n/a	n/a	5.2%	n/a	4.7%

	30 September	30 June	31 December
	2014	2014	2013

Loan impairment provisions	£20.0bn	£22.4bn	£25.2bn
Risk elements in lending	£30.5bn	£34.1bn	£39.4bn
Provisions as a % of REIL
- RBS	66%	66%	64%
- RBS excluding RCR/Non-Core	57%	59%	56%
- RCR	72%	71%	n/a
- Non-Core	n/a	n/a	73%
REIL as a % of gross customer loans
- RBS	7.4%	8.3%	9.4%
- RBS excluding RCR/Non-Core	3.4%	3.6%	5.3%
- RCR	67.6%	68.1%	n/a
- Non-Core	n/a	n/a	51.8%

Note:

(1)	Excludes reverse repurchase agreements and includes disposals groups.

Analysis of results

Q3 2014 compared with Q2 2014

●

A net loan impairment release of £803 million was recorded in Q3 2014, £714 million higher than in Q2 2014. This included a £610 million release in RCR driven by the improved economic environment and rising asset values in the UK and especially Ireland, together with net provision releases in Ulster Bank supported by rising Irish residential property prices and proactive debt management. While UK PBB’s net impairment charge increased as a result of lower latent releases, underlying credit conditions remain benign.

●

REIL decreased by £3.6 billion to £30.5 billion during Q3 2014. Of the reduction, £3.0 billion was in RCR which continued its strategy of disposing of non-performing assets. Continued favourable market conditions resulted in some disposals being achieved at prices above net book value. The £0.6 billion reduction in RBS excluding RCR- was primarily in Commercial Banking portfolios due to repayments and write-offs.

●	REIL as a percentage of gross customer loans declined, both in RCR, to 67.6%, and in the rest of RBS to 3.4%.

Analysis of results

Risk elements in lending (REIL) and loan impairment provisions

	Quarter ended 30 September 2014
	REIL			Impairment provisions (1)
	RBS			RBS
	excl. RCR	RCR	Total	excl. RCR	RCR	Total
	£m	£m	£m	£m	£m	£m

At beginning of period	13,653	20,428	34,081	8,041	14,405	22,446
Currency translation and other adjustments	(72)	(258)	(330)	(41)	(190)	(231)
Additions	808	445	1,253
Repayments and disposals and transfers to performing book	(840)	(2,187)	(3,027)	-	(6)	(6)
Transfers between REIL and potential problem loans	(91)	(18)	(109)
Amounts written-off	(403)	(962)	(1,365)	(403)	(962)	(1,365)
Recoveries of amounts previously written-off				43	3	46
Net release to the income statement - continuing operations				(193)	(610)	(803)
Unwind of discount (2)				(29)	(27)	(56)

At end of period	13,055	17,448	30,503	7,418	12,613	20,031

	Nine months ended 30 September 2014
	REIL			Impairment provisions (1)
	RBS			RBS
	excl. RCR	RCR	Total	excl. RCR	RCR	Total
	£m	£m	£m	£m	£m	£m

At beginning of period	15,276	24,116	39,392	8,716	16,500	25,216
Currency translation and other adjustments	(239)	(916)	(1,155)	(159)	(585)	(744)
Additions	3,081	2,332	5,413
Repayments and disposals and transfers to performing book	(3,580)	(5,537)	(9,117)	-	(6)	(6)
Transfers between REIL and potential problem loans	(212)	34	(178)
Amounts written-off	(1,271)	(2,581)	(3,852)	(1,271)	(2,581)	(3,852)
Recoveries of amounts previously written-off				127	17	144
Net charge/(release) to the income statement - continuing operations				97	(629)	(532)
Unwind of discount (2)				(92)	(103)	(195)

At end of period	13,055	17,448	30,503	7,418	12,613	20,031

Notes:

(1)	Includes provisions relating to loans and advances to banks (refer to the following page).
(2)	Recognised in interest income.

Analysis of results

Loans and related credit metrics: Loans, REIL, provisions and impairments

The table below analyses gross loans and advances to banks and customers (excluding reverse repos) and related credit metrics by sector and geography (by location of lending office).

					Credit metrics			Quarter ended
	30 September 2014 (1)				REIL as a	Provisions	Provisions	Impairment
		Gross			% of gross	as a %	as a % of	charge/	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	(releases)	written-off
		£m	£m	£m	%	%	%	£m	£m

	Central and local government	8,490	1	1	-	100	-	(4)	-
	Finance	37,552	454	280	1.2	62	0.7	(15)	2
Personal	- mortgages	149,505	5,722	1,579	3.8	28	1.1	(61)	60
	- unsecured	28,592	2,038	1,700	7.1	83	5.9	101	178
	Property	54,236	14,582	10,261	26.9	70	18.9	(295)	708
	Construction	6,178	1,146	722	18.5	63	11.7	3	48
	Manufacturing	22,854	526	378	2.3	72	1.7	16	109
	Finance leases (2)	13,798	184	138	1.3	75	1.0	1	10
	Retail, wholesale and repairs	18,430	1,010	698	5.5	69	3.8	(23)	27
	Transport and storage	15,200	1,179	552	7.8	47	3.6	(31)	62
	Health, education and leisure	15,404	775	422	5.0	54	2.7	24	80
	Hotels and restaurants	8,099	1,265	712	15.6	56	8.8	(33)	19
	Utilities	5,429	123	56	2.3	46	1.0	(14)	2
	Other	30,314	1,456	1,138	4.8	78	3.8	(27)	51
	Latent	-	-	1,354	-	-	-	(445)	n/a

		414,081	30,461	19,991	7.4	66	4.8	(803)	1,356

	of which:
	UK
	- residential mortgages	113,064	1,590	233	1.4	15	0.2	(22)	30
	- personal lending	16,116	1,722	1,538	10.7	89	9.5	77	131
	- property	38,740	6,219	3,573	16.1	57	9.2	(158)	566
	- construction	4,569	832	466	18.2	56	10.2	(10)	46
	- other	112,986	3,260	2,230	2.9	68	2.0	(122)	166
	Europe
	- residential mortgages	15,759	3,210	1,196	20.4	37	7.6	(54)	(5)
	- personal lending	1,160	112	101	9.7	90	8.7	1	18
	- property	9,732	8,278	6,642	85.1	80	68.2	(139)	139
	- construction	1,107	304	247	27.5	81	22.3	12	3
	- other	21,120	3,247	2,703	15.4	83	12.8	(425)	164
	US
	- residential mortgages	20,320	907	148	4.5	16	0.7	16	36
	- personal lending	10,272	188	42	1.8	22	0.4	24	28
	- property	4,991	60	21	1.2	35	0.4	2	3
	- construction	465	2	1	0.4	50	0.2	-	1
	- other	29,605	230	624	0.8	271	2.1	1	26

	RoW	14,075	300	226	2.1	75	1.6	(6)	4

		414,081	30,461	19,991	7.4	66	4.8	(803)	1,356

	Banks	29,146	42	40	0.1	95	0.1	-	9

Notes:

(1)	Includes disposal groups.
(2)	Includes instalment credit.

Analysis of results

Capital and leverage ratios
	End-point CRR basis (1)			PRA transitional basis
	30 September	30 June	31 December	30 September	30 June	31 December
	2014	2014	2013 (2)	2014	2014	2013 (2)
Risk asset ratios	%	%	%	%	%	%

CET1 (3)	10.8	10.1	8.6	10.8	10.1	8.6
Tier 1	10.8	10.1	8.6	12.7	12.1	10.3
Total	13.1	12.4	10.6	16.3	15.6	13.6

Capital	£bn	£bn	£bn	£bn	£bn	£bn

Tangible equity	44.3	42.9	41.1	44.1	42.9	41.1
Expected loss less impairment provisions	(1.6)	(1.3)	(1.7)	(1.6)	(1.3)	(1.7)
Prudential valuation adjustment (PVA)	(0.4)	(0.5)	(0.8)	(0.4)	(0.5)	(0.8)
Deferred tax assets	(1.6)	(1.7)	(2.3)	(1.6)	(1.7)	(2.3)
Own credit adjustments	0.6	0.6	0.6	0.6	0.6	0.6
Pension fund assets	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)
Other deductions	0.1	(0.1)	0.1	0.2	(0.1)	0.1

Total deductions	(3.1)	(3.2)	(4.3)	(3.0)	(3.2)	(4.3)

CET1 capital	41.2	39.7	36.8	41.1	39.7	36.8
AT1 capital	-	-	-	7.5	7.6	7.5
Tier 1 capital	41.2	39.7	36.8	48.6	47.3	44.3
Tier 2 capital	8.8	9.0	8.7	13.6	13.9	13.8

Total regulatory capital	50.0	48.7	45.5	62.2	61.2	58.1

Risk-weighted assets	£bn	£bn	£bn	£bn	£bn	£bn

Credit risk
- non-counterparty	277.0	283.3	317.9	277.0	283.3	317.9
- counterparty	38.2	38.6	39.1	38.2	38.6	39.1
Market risk	29.7	33.4	30.3	29.7	33.4	30.3
Operational risk	36.8	36.8	41.8	36.8	36.8	41.8

Total RWAs	381.7	392.1	429.1	381.7	392.1	429.1

Leverage	£bn	£bn	£bn

Derivatives	314.0	274.9	288.0
Loans and advances	422.1	414.5	418.4
Reverse repos	75.5	81.7	76.4
Other assets	234.5	240.0	245.1

Total assets	1,046.1	1,011.1	1,027.9
Derivatives
- netting	(254.5)	(217.5)	(227.3)
- potential future exposures	106.2	102.5	128.0
Securities financing transactions gross up	72.9	77.5	59.8
Undrawn commitments	98.7	98.0	100.2
Regulatory deductions and other
adjustments	(1.4)	(1.4)	(6.6)

Leverage exposure	1,068.0	1,070.2	1,082.0

Leverage ratio % (4)	3.9	3.7	3.4

Notes:

(1)	Capital Requirements Regulation (CRR) as implemented by the Prudential Regulation Authority in the UK, with effect from 1 January 2014.
(2)	Estimated end-point CRR basis.
(3)	Common Equity Tier 1 (CET1) ratio includes the benefit of the retained profit for the period.
(4)	Based on end-point CRR Tier 1 capital and revised 2014 Basel III leverage ratio framework.

Analysis of results

Q3 2014 compared with Q2 2014

●

The end-point CRR CET1 ratio improved to 10.8% from 10.1%, principally driven by retained earnings and favourable movements in cash flow and foreign currency reserves, and the continuing reduction in RWAs.

●

RWA reductions of £10.4 billion were achieved during the quarter, particularly in RCR (down £4.5 billion), CIB (down £4.6 billion) and Ulster Bank (down £3.8 billion). These were partially offset by an increase in CFG (up £3.7 billion) which was amplified by the strengthening of the US dollar.

●	The leverage ratio improved by 20 basis points reflecting increased attributable profit as leverage exposure remained broadly stable.

Customer franchise and segment performance

	Quarter ended 30 September 2014
	PBB			CPB			CIB				Non-
		Ulster		Commercial	Private			Central			statutory	Reconciling	Statutory
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	RCR	total	Items *	total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,198	163	1,361	521	172	693	230	109	493	(23)	2,863	-	2,863
Non-interest income	345	51	396	290	98	388	601	(249)	215	145	1,496	(7)	1,489

Total income	1,543	214	1,757	811	270	1,081	831	(140)	708	122	4,359	(7)	4,352

Direct expenses
- staff costs	(223)	(57)	(280)	(124)	(79)	(203)	(179)	(657)	(255)	(37)	(1,611)	(79)	(1,690)
- other costs **	(78)	(20)	(98)	(54)	(19)	(73)	(50)	(836)	(231)	(24)	(1,312)	(881)	(2,193)
Indirect expenses	(481)	(61)	(542)	(196)	(105)	(301)	(593)	1,460	-	(24)	-	-	-
Restructuring costs
- direct	(2)	-	(2)	-	-	-	(22)	(143)	(13)	-	(180)	180	-
- indirect	(63)	(12)	(75)	(18)	(7)	(25)	6	98	-	(4)	-	-	-
Litigation and conduct costs	(118)	-	(118)	-	-	-	(562)	(100)	-	-	(780)	780	-

Operating expenses	(965)	(150)	(1,115)	(392)	(210)	(602)	(1,400)	(178)	(499)	(89)	(3,883)	-	(3,883)

Profit/(loss) before impairment losses	578	64	642	419	60	479	(569)	(318)	209	33	476	(7)	469
Impairment (losses)/releases	(79)	318	239	(12)	4	(8)	12	(1)	(46)	605	801	-	801

Operating profit/(loss)	499	382	881	407	64	471	(557)	(319)	163	638	1,277	(7)	1,270

Additional information
Return on equity (3)	26.9%	42.2%	30.6%	16.0%	13.3%	15.5%	(11.0%)	nm	5.6%	nm	8.9%	-	8.9%
Cost:income ratio	63%	70%	63%	48%	78%	56%	168%	nm	71%	nm	89%	-	89%
Funded assets (£bn)	134.2	26.3	160.5	89.7	21.0	110.7	274.9	87.6	80.5	17.9	732.1	-	732.1
Total assets (£bn)	134.2	26.5	160.7	89.7	21.1	110.8	572.9	89.5	80.9	31.3	1,046.1	-	1,046.1
Risk-weighted assets (£bn)	44.7	23.9	68.6	64.9	12.2	77.1	123.2	17.8	64.4	30.6	381.7	-	381.7
Employee numbers (FTEs - thousands)	25.2	4.5	29.7	6.8	3.5	10.3	4.0	48.5	17.5	0.8	110.8	-	110.8

nm = not meaningful

*

Operating profit/(loss) for the segments is presented before certain reconciling items, namely own credit adjustments, gain on redemption of own debt, write down of goodwill, strategic disposals, and RFS Holdings minority interest (‘non-statutory’). The following adjustments are reallocations within segment operating profit/(loss): restructuring costs and litigation and conduct costs. These excluded or reallocated costs for the period presented reflect the following; non-interest income - gain of £49 million on own credit and £56 million loss on RFS Holdings minority interest; staff costs - reallocation of £79 million from restructuring costs; and other costs – reallocation of £101 million from restructuring costs and £780 million from litigation and conduct costs.

**	Other costs include the following: premises and equipment of £543 million, other administrative expenses of £1,344 million and depreciation and amortisation of £306 million.

For the notes to this table refer to page 23.

Customer franchise and segment performance

	Quarter ended 30 June 2014
	PBB			CPB			CIB				Non-
		Ulster		Commercial	Private			Central			statutory	Reconciling	Statutory
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	RCR	total	Items *	total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,152	169	1,321	511	174	685	186	100	499	7	2,798	-	2,798
Non-interest income	347	42	389	287	98	385	890	44	391	28	2,127	(178)	1,949

Total income	1,499	211	1,710	798	272	1,070	1,076	144	890	35	4,925	(178)	4,747

Direct expenses
- staff costs	(225)	(62)	(287)	(133)	(80)	(213)	(217)	(664)	(261)	(51)	(1,693)	(152)	(1,845)
- other costs **	(93)	(18)	(111)	(60)	(14)	(74)	(140)	(781)	(252)	(14)	(1,372)	(613)	(1,985)
Indirect expenses	(458)	(63)	(521)	(189)	(104)	(293)	(587)	1,433	-	(32)	-
Restructuring costs
- direct	(6)	8	2	(40)	(2)	(42)	(9)	(267)	(69)	-	(385)	385	-
- indirect	(23)	(20)	(43)	(21)	(1)	(22)	(143)	208	-	-	-	-	-
Litigation and conduct costs	(150)	-	(150)	(50)	-	(50)	(50)	-	-	-	(250)	250	-

Operating expenses	(955)	(155)	(1,110)	(493)	(201)	(694)	(1,146)	(71)	(582)	(97)	(3,700)	(130)	(3,830)

Profit/(loss) before impairment losses	544	56	600	305	71	376	(70)	73	308	(62)	1,225	(308)	917
Impairment (losses)/releases	(60)	(10)	(70)	9	(1)	8	45	13	(31)	128	93	-	93

Operating profit/(loss)	484	46	530	314	70	384	(25)	86	277	66	1,318	(308)	1,010

Additional information
Return on equity (3)	25.3%	4.6%	17.4%	12.4%	14.5%	12.8%	(0.5%)	nm	9.8%	nm	1.7%	-	1.7%
Cost:income ratio	64%	73%	65%	62%	74%	65%	107%	nm	65%	nm	75%	-	81%
Funded assets (£bn)	133.6	26.6	160.2	88.6	20.8	109.4	278.7	91.3	75.7	20.9	736.2	-	736.2
Total assets (£bn)	133.6	26.7	160.3	88.6	20.8	109.4	537.6	93.3	76.1	34.4	1,011.1	-	1,011.1
Risk-weighted assets (£bn)	47.0	27.7	74.7	63.0	11.8	74.8	127.8	19.0	60.7	35.1	392.1	-	392.1
Employee numbers (FTEs - thousands)	25.7	4.5	30.2	7.1	3.5	10.6	4.3	49.9	17.7	0.9	113.6	-	113.6

RWAs - FLB3 basis at 1 January 2014 (£bn)	49.7	28.2	77.9	61.5	12.0	73.5	147.1	23.3	60.6	46.7	429.1	-	-

*

Reconciling items reflect the following; non-interest income - loss of £190 million on own credit and £12 million gain on RFS Holdings minority interest; staff costs - reallocation of £153 million from restructuring costs and a gain of £1 million on RFS Holdings minority interest; and other costs - reallocation of £232 million from restructuring costs, £250 million from litigation and conduct costs, a loss of £1million on RFS Holdings minority interest and £130 million from the write-down of  goodwill.

**

Other costs include the following:  premises and equipment of £622 million, other administrative expenses of £951 million, depreciation and amortisation of £282 million, write down of goodwill and other intangible assets of £130 million.

For the notes to this table refer to page 23.

Customer franchise and segment performance

	Quarter ended 30 September 2013*
	PBB			CPB			CIB				Non-
		Ulster		Commercial	Private			Central			statutory	Reconciling	Statutory
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	Non-Core	total	Items **	total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,141	153	1,294	511	168	679	162	205	485	(42)	2,783	(3)	2,780
Non-interest income	349	60	409	281	102	383	1,090	43	263	(77)	2,111	(475)	1,636

Total income	1,490	213	1,703	792	270	1,062	1,252	248	748	(119)	4,894	(478)	4,416

Direct expenses
- staff costs	(232)	(64)	(296)	(129)	(81)	(210)	(262)	(674)	(270)	(46)	(1,758)	(137)	(1,895)
- other costs ***	(121)	(15)	(136)	(57)	(22)	(79)	(138)	(915)	(253)	(46)	(1,567)	(418)	(1,985)
Indirect expenses	(485)	(63)	(548)	(206)	(112)	(318)	(614)	1,565	(32)	(53)	-	-	-
Restructuring costs
- direct	(21)	(3)	(24)	(3)	(3)	(6)	(17)	(159)	(2)	3	(205)	205	-
- indirect	(29)	(3)	(32)	(8)	(2)	(10)	(112)	156	-	(2)	-	-	-
Litigation and conduct costs	(250)	-	(250)	-	-	-	(99)	-	-	-	(349)	349	-

Operating expenses	(1,138)	(148)	(1,286)	(403)	(220)	(623)	(1,242)	(27)	(557)	(144)	(3,879)	(1)	(3,880)

Profit/(loss) before impairment losses	352	65	417	389	50	439	10	221	191	(263)	1,015	(479)	536
Impairment (losses)/releases	(138)	(204)	(342)	(93)	(1)	(94)	(28)	(66)	(59)	(581)	(1,170)	-	-

Operating profit/(loss)	214	(139)	75	296	49	345	(18)	155	132	(844)	(155)	(479)	(634)

Additional information
Return on equity (2)	10.2%	(11.8%)	2.2%	11.1%	9.9%	10.9%	(0.3%)	nm	4.9%	nm	(5.3%)	-	(5.3%)
Cost:income ratio	76%	69%	76%	51%	81%	59%	99%	nm	74%	nm	79%	-	88%
Funded assets (£bn)	131.9	29.2	161.1	88.9	21.0	109.9	309.6	116.4	71.5	37.3	805.8	-	805.8
Total assets (£bn)	131.9	29.4	161.3	88.9	21.1	110.0	625.9	118.0	71.9	42.3	1,129.4	-	1,129.4
Risk-weighted assets (£bn)	52.2	31.8	84.0	66.4	12.1	78.5	129.0	21.5	56.1	40.9	410.0	-	410.0
Employee numbers (FTEs - thousands)	26.8	4.8	31.6	7.2	3.6	10.8	4.8	52.7	18.6	1.8	120.3	-	120.3

*	Restated - refer to page 43
**

Reconciling items reflect the following; net interest income - £3 million loss on RFS Holdings minority interest; non-interest income - loss of £496 million on own credit, loss of £7 million on strategic disposals, gain of £13 million on redemption of own debt and £15 million gain on RFS Holdings minority interest; staff costs - reallocation of £137 million from restructuring costs; and other costs – reallocation of £68 million from restructuring costs, £349 million from litigation and conduct costs and a £1 million loss on RFS Holdings minority interest.

***	Other costs include the following: premises and equipment of £544 million, other administrative expenses of £1,103 million and depreciation and amortisation of £338 million.

For the notes to this table refer to page 23.

Customer franchise and segment performance

	Nine months ended 30 September 2014
	PBB			CPB			CIB				Non-
		Ulster		Commercial	Private			Central			statutory	Reconciling	Statutory
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	RCR	total	Items*	total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	3,474	486	3,960	1,520	516	2,036	595	312	1,480	(24)	8,359	(3)	8,356
Non-interest income	1,031	140	1,171	859	299	1,158	2,663	(103)	835	254	5,978	178	6,156

Total income	4,505	626	5,131	2,379	815	3,194	3,258	209	2,315	230	14,337	175	14,512

Direct expenses
- staff costs	(672)	(182)	(854)	(390)	(239)	(629)	(666)	(1,909)	(767)	(126)	(4,951)	(275)	(5,226)
- other costs **	(298)	(55)	(353)	(176)	(51)	(227)	(300)	(2,648)	(732)	(56)	(4,316)	(1,580)	(5,896)
Indirect expenses	(1,463)	(187)	(1,650)	(598)	(310)	(908)	(1,773)	4,410	-	(79)	-	-	-
Restructuring costs
- direct	(8)	8	-	(40)	(2)	(42)	(44)	(526)	(82)	-	(694)	694	-
- indirect	(76)	(34)	(110)	(40)	(8)	(48)	(163)	325	-	(4)	-	-	-
Litigation and conduct costs	(268)	-	(268)	(50)	-	(50)	(612)	(100)	-	-	(1,030)	1030	-

Operating expenses	(2,785)	(450)	(3,235)	(1,294)	(610)	(1,904)	(3,558)	(448)	(1,581)	(265)	(10,991)	(131)	(11,122)

Profit/(loss) before impairment losses	1,720	176	1,896	1,085	205	1,290	(300)	(239)	734	(35)	3,346	44	3,390
Impairment (losses)/releases	(227)	261	34	(43)	4	(39)	51	11	(150)	625	532	-	532

Operating profit/(loss)	1,493	437	1,930	1,042	209	1,251	(249)	(228)	584	590	3,878	44	3,922

Additional information
Return on equity (2)	26.1%	14.9%	21.3%	13.7%	14.5%	13.8%	(1.5%)	nm	6.9%	nm	5.7%	-	5.7%
Cost:income ratio	62%	72%	63%	54%	75%	60%	109%	nm	68%	nm	77%	-	77%
Funded assets (£bn)	134.2	26.3	160.5	89.7	21.0	110.7	274.9	87.6	80.5	17.9	732.1	-	732.1
Total assets (£bn)	134.2	26.5	160.7	89.7	21.1	110.8	572.9	89.5	80.9	31.3	1,046.1	-	1,046.1
Risk-weighted assets (£bn)	44.7	23.9	68.6	64.9	12.2	77.1	123.2	17.8	64.4	30.6	381.7	-	381.7
Employee numbers (FTEs - thousands)	25.2	4.5	29.7	6.8	3.5	10.3	4.0	48.5	17.5	0.8	110.8	-	110.8

nm = not meaningful

*

Reconciling items reflect the following; net interest income - £3 million loss on RFS Holdings minority interest;. non-interest income - loss of £2 million on own credit, a gain of £191 million on strategic disposals, a £31 million loss on RFS Holdings minority interest and a gain on redemption of own debt of £20 million; staff costs - reallocation of £275 million from restructuring costs; and other costs - reallocation of £419 million from restructuring costs, £1,030 million from litigation and conduct costs, a £1 million loss on RFS Holdings minority interest and £130 million from the write-down of goodwill.

**

Other costs include the following:  premises and equipment of £1,818 million, other administrative expenses of £3,006 million, depreciation and amortisation of £860 million and write down of goodwill and other intangible assets of £212 million.

For the notes to this table refer to page 23.

Customer franchise and segment performance

	Nine months ended 30 September 2013*
	PBB			CPB			CIB				Non-
		Ulster		Commercial	Private			Central			statutory	Reconciling	Statutory
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	RCR	total	Items **	total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	3,341	455	3,796	1,447	485	1,932	476	656	1,424	(59)	8,225	(8)	8,217
Non-interest income	978	202	1,180	894	316	1,210	3,484	264	833	306	7,277	194	7,471

Total income	4,319	657	4,976	2,341	801	3,142	3,960	920	2,257	247	15,502	186	15,688

Direct expenses
- staff costs	(698)	(188)	(886)	(381)	(254)	(635)	(841)	(1,984)	(842)	(155)	(5,343)	(279)	(5,622)
- other costs ***	(321)	(42)	(363)	(201)	(51)	(252)	(421)	(2,920)	(735)	(150)	(4,841)	(1,165)	(6,006)
Indirect expenses	(1,435)	(188)	(1,623)	(610)	(341)	(951)	(1,941)	4,756	(80)	(161)	-
Restructuring costs
- direct	(91)	(18)	(109)	(17)	(4)	(21)	(51)	(272)	(5)	(18)	(476)	476	-
- indirect	(68)	(9)	(77)	(23)	(6)	(29)	(161)	271	-	(4)	-	-	-
Litigation and conduct costs	(410)	(25)	(435)	(25)	-	(25)	(509)	-	-	-	(969)	969	-

Operating expenses	(3,023)	(470)	(3,493)	(1,257)	(656)	(1,913)	(3,924)	(149)	(1,662)	(488)	(11,629)	1	(11,628)

Profit/(loss) before impairment losses	1,296	187	1,483	1,084	145	1,229	36	771	595	(241)	3,873	187	4,060
Impairment (losses)/releases	(394)	(707)	(1,101)	(375)	(8)	(383)	(251)	(63)	(110)	(1,412)	(3,320)	-	(3,320)

Operating profit/(loss)	902	(520)	382	709	137	846	(215)	708	485	(1,653)	553	187	740

Additional information
Return on equity (2)	14.3%	(14.0%)	3.6%	8.7%	9.2%	8.8%	(1.2%)	nm	6.1%	nm	(0.5%)	-	(0.5%)
Cost:income ratio	70%	72%	70%	54%	82%	61%	99%	nm	74%	nm	75%	-	74%
Funded assets (£bn)	131.9	29.2	161.1	88.9	21.0	109.9	309.6	116.4	71.5	37.3	805.8	-	805.8
Total assets (£bn)	131.9	29.4	161.3	88.9	21.1	110.0	625.9	118.0	71.9	42.3	1,129.4	-	1,129.4
Risk-weighted assets (£bn) (3)	52.2	31.8	84.0	66.4	12.1	78.5	129.0	21.5	56.1	40.9	410.0	-	410.0
Employee numbers (FTEs - thousands)	26.8	4.8	31.6	7.2	3.6	10.8	4.8	52.7	18.6	1.8	120.3	-	120.0

nm = not meaningful

*	Restated - refer to page 43
**

Reconciling items reflect the following; net interest income - £8 million loss on RFS Holdings minority interest; non-interest income - loss of £120 million on own credit,  £117 million gain on RFS Holdings minority interest, £7 million loss on strategic disposals and  a gain on redemption of own debt of £204 million; staff costs - reallocation of £279 million from restructuring costs; other costs – reallocation of £197 million from restructuring costs and £969 million from litigation and conduct costs and a £1 million gain on RFS Holdings minority interest, other costs include the following:  premises and equipment of £1,648 million, other administrative expenses of £3,284 million and depreciation and amortisation of £1,074 million.

***	Other costs include the following: premises and equipment of £1,648 million, other administrative expenses of £3,284 million and depreciation and amortisation of £1,074 million.

Notes:

(1)

Central items include unallocated income and expenses which principally comprise profits/losses on the sale of the Treasury AFS portfolio (quarter ended 30 September 2014 - £72 million loss; quarter ended 30 June 2014 - £13 million profit; quarter ended 30 September 2013 - £150 million profit) and profit and loss on hedges that do not qualify for hedge accounting.

(2)

Segmental return on equity is based on segmental operating profit after tax divided by average notional equity (based on 12% of the monthly average of divisional RWAs; 2013 RWAs are on a Basel 2.5 basis).

(3)	RWAs at 30 September 2013 are on a Basel 2.5 basis.

Segment performance

Q3 2014 compared with Q2 2014

UK Personal & Business Banking

●

Operating profit increased by 3% to £499 million primarily reflecting higher income. Operating profit, excluding restructuring costs and litigation and conduct costs of £183 million (Q2 2014 - £173 million), increased by 3% to £682 million.

●	Total income grew by 3% to £1,543 million, supported by improvements in deposit margins. Operating expenses remained broadly stable at £965 million.

●

Net impairment losses increased by £19 million primarily reflecting lower latent releases. However, underlying default charges continued to decrease, down 5% in the quarter with continued improvements in asset quality.

●	Gross new mortgage lending totalled £5.3 billion. Net mortgage growth was £0.8 billion with strong retention in fixed rate roll-offs and higher repayments.

●

Business Banking gross new lending increased by 44% in the year to date compared with the same period in 2013. The recent launch of the Small Business Fund demonstrates the business’s continued commitment to this market sector.

Ulster Bank

●

Operating profit increased by £336 million to £382 million, primarily due to further net impairment releases supported by rising Irish residential property prices coupled with proactive debt management. The potential exists for further releases in the future if market conditions continue to improve. Restructuring costs were stable. Operating profit, excluding restructuring costs of £12 million (Q2 2014 - £20 million), increased by £336 million to £394 million.

●

Total income grew by 1% to £214 million. Proactive re-pricing of deposits has contributed to the improvement in net interest margin since Q3 2013. In both Q2 2014 and Q3 2014 net interest margin benefited from the recognition of interest income on non-performing assets. Management continues to focus on implementing cost saving initiatives but expenses during 2014 have been adversely impacted by a number of additional regulatory charges and levies.

●

Trading conditions improved further during Q3 2014 supported by GDP growth, lower unemployment and a recovery in property values but the business environment remains challenging. Ulster Bank has seen an increase in demand for new lending, from both personal and business customers throughout 2014.

Commercial Banking

●

Commercial Banking continues to focus on simplifying the way customers do business with the bank. The business improved the online customer lending process, streamlined its product range, reduced the average account opening time by ten days and implemented a further 56 ‘simplifying customer life’ ideas.

●	Progress has been made on integrating the Commercial and Private businesses resulting in an increase in referrals and helping to ensure that customers’ broadest needs are met.

●

Operating profit grew by 30% to £407 million quarter on quarter, primarily reflecting the absence of litigation and conduct costs during the quarter and lower restructuring costs (down 70%). Operating profit, excluding restructuring costs and litigation costs of £18 million (Q2 2014 - £111 million), remained stable with higher income and lower operating expenses offset by modest net impairment charges compared with net impairment release in Q2 2014.

●	Total income grew by 2% to £811 million partly as a result of margin expansion, primarily from deposit re-pricing. Cost saving initiatives resulted in an 8% reduction in direct expenses.

Segment performance

Q3 2014 compared with Q2 2014 (continued)

Commercial Banking (continued)

●	Net impairment losses totalled £12 million compared with a £9 million net release in Q2 2014 as a result of lower releases of latent provisions.

●

Deposit balances decreased by £1.0 billion to £87.0 billion reflecting active management of the bank’s funding surplus, while net loans and advances to customers grew by £1.1 billion across a number of sectors to £85.0 billion. RWAs increased by £1.9 billion primarily from a change in methodology.

Private Banking

●

Following a review of the high net worth business, RBS has decided to exit the international business. This exit will be carried out with a focus on minimising client and business disruption while maximising value and certainty of execution. Private Banking UK remains a core business with a significant opportunity to integrate and leverage the franchise within Commercial & Private Banking.

●

Operating profit decreased by 9% to £64 million principally due to higher restructuring costs. Operating profit, excluding litigation and conduct costs of £7 million (Q2 2014 - £3 million), declined by 3% to £71 million.

●

Total income decreased by 1% to £270 million while operating expenses, excluding restructuring costs of £7 million (Q2 2014 - £3 million) increased by 3% to £203 million primarily due to remediation expenses.

●	Net impairment releases totalled £4 million compared with a £1 million net impairment charge in Q2 2014.

●

Client assets and liabilities grew by £0.7 billion in Q3 2014 with increases across all categories. This includes growth of £0.2 billion in assets under management to £28.9 billion across the UK and international businesses.

Corporate & Institutional Banking

●

Corporate & Institutional Banking continued to make progress on reducing RWAs and controlling discretionary expenditure during Q3 2014, focusing on strengths in core product areas to serve its customers better whilst moving to a lower risk model.

●

Operating loss grew by £532 million to £557 million reflecting higher litigation and conduct charges partly offset by lower restructuring costs. Operating profit, excluding restructuring costs and litigation and conduct costs of £590 million, was subdued (Q2 2014 £202 million), declining by £156 million to £21 million, driven by lower income, partially offset by lower operating expenses as the business continued to manage down discretionary expenditure. Operating profit, excluding restructuring costs and litigation and conduct costs of £819 million (nine months ended 30 September 2013 - £262 million), was £570 million in the year to date compared with £506 million in the same period in 2013.

●

Total income declined by 23% to £831 million in Q3 2014. Rates performance was relatively muted, falling 19% to £240 million. Credit fell by £111 million, primarily due to Asset Backed Products, where resources deployed by the business continued to reduce in line with the strategic decision to concentrate on core product areas. RWAs in Assets Backed Products have almost halved to £12 billion in 2014.

●	RWAs were £123.2 billion, down £4.6 billion compared with end Q2 2014, reflecting both risk reduction and business mitigation actions, and despite adverse currency movements of £1.3 billion.

Segment performance

Q3 2014 compared with Q2 2014 (continued)

Citizens Financial Group

●

The initial public offering of Citizens Financial Group (CFG) was successfully completed with shares priced at $21.50 per share, and trading began on the New York Stock Exchange on 24 September. Given the trading strength of the stock, the underwriters also exercised their overallotment option, resulting in a total of $3.5 billion of common stock being sold. As a result, RBS’s holding in CFG stood at 71.25% as of 30 September and was reduced to 70.5% of shares outstanding following a buyback by CFG on 8 October.

●

Operating profit for Q3 2014 was £163 million or $271 million. Excluding the £170 million ($283 million)  net gain on the sale of the Illinois franchise in Q2 2014 and restructuring costs of £13 million, ($22 million) operating profit was flat (down $5 million or 2% in US dollar terms) from Q2 2014.

●	Total income was down 20% (21% in US dollar terms) from Q2 2014, principally driven by the impact of the Illinois franchise sale.

●

Operating expenses, excluding restructuring costs of  £13 million ($22 million), decreased by 5% (6% in US dollar terms) largely due to the impact of the Illinois franchise sale as well as lower incentive accruals and higher consumer regulatory compliance costs in Q2 2014.

●

Loans and advances were up 8%, primarily reflecting the weakening of Sterling against the US dollar. In US dollar terms, loans and advances were up 2%, driven by higher commercial loans, auto loan organic growth and purchases and a strategic initiative to purchase residential mortgages. Customer deposits have also increased by 8% (2% in US dollar terms) from the prior quarter.

RBS Capital Resolution

●	RCR funded assets were £18 billion, down £11 billion or 38% since inception on 1 January 2014; with £3 billion of the reduction in the current quarter driven by disposals and run-off.

●

RWA equivalent (RWAe)(1) decreased to £38 billion, a reduction of £27 billion or 41% since 1 January 2014. The RWAe reduction of £5.2 billion in the quarter reflects a combination of disposals and run-off partially offset by the impact of impairment releases.

●	Operating profit for the quarter was £638 million, up £572 million compared with Q2 2014, including £605 million of net provision releases reflecting improving economic conditions.

●	RCR has been capital accretive since its formation on 1 January 2014.

Central items

●

Operating loss in Central items in Q3 2014 was £319 million compared with an £86 million operating profit in Q2 2014. In Q3 2014, RBS took advantage of improved market prices to dispose of €9 billion of available-for-sale debt securities at a loss of £104 million(2) and recognised a loss of £110 million primarily relating to IFRS volatility arising from interest rate movements. Q2 2014 benefited from a number of small gains on asset realisations.

Notes:

(1)

RWA equivalent (RWAe) is an internal metric that measures the equity capital employed in segments. RWAe converts both performing and non-performing exposures into a consistent capital measure, being the sum of the regulatory RWAs and the regulatory capital deductions, the latter converted to RWAe by applying a multiplier of 10.

(2)	An additional £73 million loss attributable to other shareholders is included within RFS Holdings minority interest.

UK Personal & Business Banking

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2014	2014	2013	2014	2013
Income statement	£m	£m	£m	£m	£m

Net interest income	1,198	1,152	1,141	3,474	3,341

Net fees and commissions	335	304	344	972	968
Other non-interest income	10	43	5	59	10

Non-interest income	345	347	349	1,031	978

Total income	1,543	1,499	1,490	4,505	4,319

Direct expenses
- staff costs	(223)	(225)	(232)	(672)	(698)
- other costs	(78)	(93)	(121)	(298)	(321)
Indirect expenses	(481)	(458)	(485)	(1,463)	(1,435)
Restructuring costs
- direct	(2)	(6)	(21)	(8)	(91)
- indirect	(63)	(23)	(29)	(76)	(68)
Litigation and conduct costs	(118)	(150)	(250)	(268)	(410)

Operating expenses	(965)	(955)	(1,138)	(2,785)	(3,023)

Profit before impairment losses	578	544	352	1,720	1,296
Impairment losses	(79)	(60)	(138)	(227)	(394)

Operating profit	499	484	214	1,493	902

Analysis of income by product
Personal advances	231	232	233	698	676
Personal deposits	194	160	125	496	352
Mortgages	657	649	663	1,944	1,940
Cards	187	176	213	561	632
Business banking	261	245	245	751	726
Other	13	37	11	55	(7)

Total income	1,543	1,499	1,490	4,505	4,319

Analysis of impairments by sector
Personal advances	46	40	34	125	118
Mortgages	(8)	4	18	(3)	44
Business banking	20	1	56	50	143
Cards	21	15	30	55	89

Total impairment losses	79	60	138	227	394

Performance ratios
Return on equity (1)	26.9%	25.3%	10.2%	26.1%	14.3%
Net interest margin	3.72%	3.64%	3.60%	3.65%	3.54%
Cost:income ratio	63%	64%	76%	62%	70%

			30 September	30 June	31 December
			2014	2014	2013
Capital and balance sheet			£bn	£bn	£bn

Funded assets			134.2	133.6	132.2
Total assets			134.2	133.6	132.2
Net loans and advances to customers			127.0	126.4	124.8
Risk elements in lending			4.1	4.2	4.7
Impairment provisions			(2.7)	(2.8)	(3.0)
Customer deposits			146.0	146.0	144.9
Risk-weighted assets (2)			44.7	47.0	51.2

Notes:

(1)	Return on equity is based on operating profit after tax divided by average notional equity (based on 12% of the monthly average of segmental RWAs; 2013 RWAs are on a Basel 2.5 basis).
(2)	RWAs reported as at 31 December 2013 are on a Basel 2.5 basis. RWAs on an FLB3 basis as at 1 January 2014 are set out on page 20.

Ulster Bank

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2014	2014	2013	2014	2013
Income statement	£m	£m	£m	£m	£m

Net interest income	163	169	153	486	455

Net fees and commissions	35	34	35	101	104
Other non-interest income	16	8	25	39	98

Non-interest income	51	42	60	140	202

Total income	214	211	213	626	657

Direct expenses
- staff costs	(57)	(62)	(64)	(182)	(188)
- other costs	(20)	(18)	(15)	(55)	(42)
Indirect expenses	(61)	(63)	(63)	(187)	(188)
Restructuring costs
- direct	-	8	(3)	8	(18)
- indirect	(12)	(20)	(3)	(34)	(9)
Litigation and conduct costs	-	-	-	-	(25)

Operating expenses	(150)	(155)	(148)	(450)	(470)

Profit before impairment losses	64	56	65	176	187
Impairment releases/(losses)	318	(10)	(204)	261	(707)

Operating profit/(loss)	382	46	(139)	437	(520)

Analysis of income by product
Corporate	65	65	76	199	246
Retail	111	100	101	301	310
Other	38	46	36	126	101

Total income	214	211	213	626	657

Analysis of impairments by sector
Mortgages	(168)	16	30	(133)	211
Commercial real estate
- investment	(18)	1	104	(9)	201
- development	(9)	(3)	12	(15)	38
Other corporate	(130)	(9)	51	(122)	237
Other lending	7	5	7	18	20

Total impairment (releases)/losses	(318)	10	204	(261)	707

Performance ratios
Return on equity (1)	42.2%	4.6%	(11.8%)	14.9%	(14.0%)
Net interest margin	2.32%	2.35%	1.83%	2.32%	1.82%
Cost:income ratio	70%	73%	69%	72%	72%

			30 September	30 June	31 December
			2014	2014	2013
Capital and balance sheet			£bn	£bn	£bn

Funded assets			26.3	26.6	28.0
Total assets			26.5	26.7	28.2
Net loans and advances to customers			22.0	22.4	26.0
Risk elements in lending			4.8	4.9	8.5
Impairment provisions			(2.9)	(3.3)	(5.4)
Customer deposits			19.7	20.7	21.7
Risk-weighted assets (2)			23.9	27.7	30.7

For the notes to this table refer to page 27.

Commercial Banking

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2014	2014	2013	2014	2013
Income statement	£m	£m	£m	£m	£m

Net interest income	521	511	511	1,520	1,447

Net fees and commissions	220	227	232	668	709
Other non-interest income	70	60	49	191	185

Non-interest income	290	287	281	859	894

Total income	811	798	792	2,379	2,341

Direct expenses
- staff costs	(124)	(133)	(129)	(390)	(381)
- other costs	(54)	(60)	(57)	(176)	(201)
Indirect expenses	(196)	(189)	(206)	(598)	(610)
Restructuring costs
- direct	-	(40)	(3)	(40)	(17)
- indirect	(18)	(21)	(8)	(40)	(23)
Litigation and conduct costs	-	(50)	-	(50)	(25)

Operating expenses	(392)	(493)	(403)	(1,294)	(1,257)

Profit before impairment losses	419	305	389	1,085	1,084
Impairment (losses)/releases	(12)	9	(93)	(43)	(375)

Operating profit	407	314	296	1,042	709

Analysis of income by business
Commercial lending	459	448	468	1,353	1,430
Deposits	95	81	56	248	144
Asset and invoice finance	188	186	169	554	503
Other	69	83	99	224	264

Total income	811	798	792	2,379	2,341

Analysis of impairments by sector
Commercial real estate	(1)	(17)	36	(7)	198
Asset and invoice finance	2	-	5	4	11
Private sector services (education, health, etc)	2	-	34	(8)	97
Banks & financial institutions	(1)	(1)	4	-	6
Wholesale and retail trade repairs	2	2	3	16	6
Hotels and restaurants	2	(4)	(1)	1	18
Manufacturing	2	4	2	9	(2)
Construction	4	2	-	8	(1)
Other	-	5	10	20	42

Total impairment losses/(releases)	12	(9)	93	43	375

Performance ratios
Return on equity (1)	16.0%	12.4%	11.1%	13.7%	8.7%
Net interest margin	2.78%	2.73%	2.75%	2.72%	2.60%
Cost:income ratio	48%	62%	51%	54%	54%

			30 September	30 June	31 December
			2014	2014	2013
Capital and balance sheet			£bn	£bn	£bn

Funded assets			89.7	88.6	87.9
Total assets			89.7	88.6	87.9
Net loans and advances to customers			85.0	83.9	83.5
Risk elements in lending			2.6	2.9	4.3
Impairment provisions			(1.0)	(1.2)	(1.5)
Customer deposits			87.0	88.0	90.7
Risk-weighted assets (2)			64.9	63.0	65.8

For the notes to this table refer to page 27.

Private Banking

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2014	2014	2013	2014	2013
Income statement	£m	£m	£m	£m	£m

Net interest income	172	174	168	516	485

Net fees and commissions	85	84	90	257	270
Other non-interest income	13	14	12	42	46

Non-interest income	98	98	102	299	316

Total income	270	272	270	815	801

Direct expenses
- staff costs	(79)	(80)	(81)	(239)	(254)
- other costs	(19)	(14)	(22)	(51)	(51)
Indirect expenses	(105)	(104)	(112)	(310)	(341)
Restructuring costs
- direct	-	(2)	(3)	(2)	(4)
- indirect	(7)	(1)	(2)	(8)	(6)

Operating expenses	(210)	(201)	(220)	(610)	(656)

Profit before impairment losses	60	71	50	205	145
Impairment releases/(losses)	4	(1)	(1)	4	(8)

Operating profit	64	70	49	209	137

Analysis of income by business
Investments	44	45	49	134	146
Banking	226	227	221	681	655

Total income	270	272	270	815	801

Performance ratios
Return on equity (1)	13.3%	14.5%	9.9%	14.5%	9.2%
Net interest margin	3.65%	3.73%	3.54%	3.70%	3.40%
Cost:income ratio	78%	74%	81%	75%	82%

			30 September	30 June	31 December
			2014	2014	2013
Capital and balance sheet			£bn	£bn	£bn

Funded assets			21.0	20.8	21.0
Total assets			21.1	20.8	21.2
Net loans and advances to customers			16.7	16.5	16.7
Risk elements in lending			0.2	0.2	0.3
Impairment provisions			(0.1)	(0.1)	(0.1)
Customer deposits			36.2	35.9	37.2
Risk-weighted assets (2)			12.2	11.8	12.0

For the notes to this table refer to page 27.

Corporate & Institutional Banking

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2014	2014	2013	2014	2013
Income statement	£m	£m	£m	£m	£m

Net interest income	230	186	162	595	476

Net fees and commissions	263	247	288	753	844
Income from trading activities	329	597	772	1,811	2,525
Other operating income	9	46	30	99	115

Non-interest income	601	890	1,090	2,663	3,484

Total income	831	1,076	1,252	3,258	3,960

Direct expenses
- staff costs	(179)	(217)	(262)	(666)	(841)
- other costs	(50)	(140)	(138)	(300)	(421)
Indirect expenses	(593)	(587)	(614)	(1,773)	(1,941)
Restructuring costs
- direct	(22)	(9)	(17)	(44)	(51)
- indirect	6	(143)	(112)	(163)	(161)
Litigation and conduct costs	(562)	(50)	(99)	(612)	(509)

Operating expenses	(1,400)	(1,146)	(1,242)	(3,558)	(3,924)

(Loss)/profit before impairment losses	(569)	(70)	10	(300)	36
Impairment releases/(losses)	12	45	(28)	51	(251)

Operating loss	(557)	(25)	(18)	(249)	(215)

Analysis of income by product
Rates	240	297	406	896	873
Currencies	193	159	232	544	711
Credit	198	309	304	972	1,296
Global Transaction Services	207	214	229	628	654
Portfolio	164	156	144	482	467

Total (excluding revenue share and run-off
businesses)	1,002	1,135	1,315	3,522	4,001
Inter-segment revenue share	(58)	(59)	(63)	(177)	(204)
Run-off businesses	(113)	-	-	(87)	163

Total income	831	1,076	1,252	3,258	3,960

Performance ratios
Return on equity (1)	(11.0%)	(0.5%)	(0.3%)	(1.5%)	(1.2%)
Net interest margin	1.08%	0.90%	0.79%	0.95%	0.74%
Cost:income ratio	168%	107%	99%	109%	99%

			30 September	30 June	31 December
			2014	2014	2013
Capital and balance sheet			£bn	£bn	£bn

Funded assets			274.9	278.7	268.6
Total assets			572.9	537.6	551.2
Reverse repos			72.9	78.8	76.2
Net loans and advances to customers			73.1	69.0	68.2
Net loans and advances to banks			19.5	19.4	20.5
Securities			65.6	67.9	72.1
Risk-weighted assets (2)			123.2	127.8	120.4*
- credit risk
- non-counterparty			57.2	58.4	61.8
- counterparty			28.5	28.9	17.5
- market risk			25.7	28.7	26.4
- operational risk			11.8	11.8	14.7

*On a fully loaded Basel 3 basis risk-weighted assets at 1 January were £147.1 billion.

For the notes to this table refer to page 27.

Citizens Financial Group (£ Sterling)

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2014	2014	2013	2014	2013
Income statement	£m	£m	£m	£m	£m

Net interest income	493	499	485	1,480	1,424

Net fees and commissions	174	181	197	524	579
Other non-interest income	41	210	66	311	254

Non-interest income	215	391	263	835	833

Total income	708	890	748	2,315	2,257

Direct expenses
- staff costs	(255)	(261)	(270)	(767)	(842)
- other costs	(231)	(252)	(253)	(732)	(735)
Indirect expenses	-	-	(32)	-	(80)
Restructuring costs	(13)	(69)	(2)	(82)	(5)

Operating expenses	(499)	(582)	(557)	(1,581)	(1,662)

Profit before impairment losses	209	308	191	734	595
Impairment losses	(46)	(31)	(59)	(150)	(110)

Operating profit	163	277	132	584	485

Average exchange rate - US$/£	1.669	1.683	1.551	1.669	1.543

Analysis of impairments by sector
Residential mortgages	1	6	16	2	28
Home equity	4	15	27	38	64
SBO home equity	(5)	(17)	-	(1)	-
Corporate and commercial	17	(1)	(13)	25	(48)
Other consumer	29	26	24	84	61
Securities	-	2	5	2	5

Total impairment losses	46	31	59	150	110

Performance ratios
Return on equity (1)	5.6%	9.8%	4.9%	6.9%	6.1%
Net interest margin	2.82%	2.93%	2.94%	2.89%	2.92%
Cost:income ratio	71%	65%	74%	68%	74%

			30 September	30 June	31 December
			2014	2014	2013
Capital and balance sheet			£bn	£bn	£bn

Funded assets			80.5	75.7	71.3
Total assets			80.9	76.1	71.7
Net loans and advances to customers			55.7	51.7	50.3
Risk elements in lending			1.3	1.3	1.0
Impairment provisions			(0.5)	(0.5)	(0.3)
Customer deposits (excluding repos)			56.9	52.9	55.1
Risk-weighted assets (2)			64.4	60.7	56.1

Spot exchange rate			1.622	1.711	1.654

For the notes to this table refer to page 27.

Citizens Financial Group (US dollar)

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2014	2014	2013	2014	2013
Income statement	$m	$m	$m	$m	$m

Net interest income	824	838	748	2,471	2,197

Net fees and commissions	291	305	302	875	892
Other non-interest income	68	353	101	520	392

Non-interest income	359	658	403	1,395	1,284

Total income	1,183	1,496	1,151	3,866	3,481

Direct expenses
- staff costs	(425)	(439)	(415)	(1,280)	(1,298)
- other costs	(388)	(423)	(388)	(1,223)	(1,132)
Indirect expenses	-	-	(49)	-	(123)
Restructuring costs	(22)	(115)	(3)	(137)	(8)

Operating expenses	(835)	(977)	(855)	(2,640)	(2,561)

Profit before impairment losses	348	519	296	1,226	920
Impairment losses	(77)	(53)	(91)	(251)	(169)

Operating profit	271	466	205	975	751

Average exchange rate - US$/£	1.669	1.683	1.551	1.669	1.543

Analysis of impairments by sector
Residential mortgages	2	10	24	3	43
Home equity	6	25	43	63	99
SBO home equity	(9)	(28)	-	(3)	-
Corporate and commercial	28	(2)	(21)	41	(74)
Other consumer	50	45	38	144	94
Securities	-	3	7	3	7

Total impairment losses	77	53	91	251	169

Performance ratios
Return on equity (1)	5.6%	9.8%	4.9%	6.9%	6.1%
Net interest margin	2.82%	2.93%	2.94%	2.89%	2.92%
Cost:income ratio	71%	65%	74%	68%	74%

			30 September	30 June	31 December
			2014	2014	2013
Capital and balance sheet			$bn	$bn	$bn

Funded assets			130.7	129.5	117.9
Total assets			131.2	130.1	118.6
Net loans and advances to customers			90.4	88.4	83.2
Risk elements in lending			2.0	2.2	1.7
Impairment provisions			(0.8)	(0.9)	(0.4)
Customer deposits (excluding repos)			92.4	90.5	91.1
Risk-weighted assets (2)			104.5	103.8	92.8

Spot exchange rate			1.622	1.711	1.654

For the notes to this table refer to page 27.

RBS Capital Resolution

RCR is managed and analysed by four asset management groups - Ulster Bank (RCR Ireland), Real Estate Finance, Corporate and Markets. Real Estate Finance excludes commercial real estate lending in Ulster Bank.

				Nine months
	Quarter ended			ended
	30 September	30 June	31 March	30 September
	2014	2014	2014	2014
	£m	£m	£m	£m

Income statement
Net interest (expense)/income	(18)	16	(5)	(7)
Funding costs of rental assets	(5)	(9)	(3)	(17)

Net interest (expense)/income	(23)	7	(8)	(24)

Net fees and commissions	12	17	14	43
Income from trading activities (1)	42	(69)	16	(11)
Other operating income (1)	91	80	51	222

Non-interest income	145	28	81	254

Total income	122	35	73	230

Direct expenses
- staff costs	(37)	(51)	(38)	(126)
- other costs	(24)	(14)	(18)	(56)
Indirect expenses	(24)	(32)	(23)	(79)
Restructuring costs	(4)	-	-	(4)

Operating expenses	(89)	(97)	(79)	(265)

Profit/(loss) before impairment losses	33	(62)	(6)	(35)
Impairment releases/(losses) (1)	605	128	(108)	625

Operating profit/(loss)	638	66	(114)	590

Total income
Ulster Bank	(29)	14	(13)	(28)
Real Estate Finance	67	13	83	163
Corporate	72	(12)	(2)	58
Markets	12	20	5	37

Total income	122	35	73	230

Impairment (releases)/losses
Ulster Bank	(379)	(67)	52	(394)
Real Estate Finance	(159)	(123)	89	(193)
Corporate	(70)	73	(34)	(31)
Markets	3	(11)	1	(7)

Total impairment (releases)/losses	(605)	(128)	108	(625)

Loan impairment charge as % of gross loans and advances (2)
Ulster Bank	(12.0%)	(1.9%)	1.3%	(4.2%)
Real Estate Finance	(11.6%)	(6.6%)	4.1%	(4.7%)
Corporate	(4.0%)	3.7%	(1.5%)	(0.6%)
Markets	(0.6%)	(3.6%)	-	(1.9%)

Total	(9.5%)	(1.7%)	1.2%	(3.3%)

Notes:

(1)

Q3 2014 results include £332 million (Q2 2014 - £225 million; Q1 2014 - £56 million) of net gains from the disposal of assets, comprising £97 million gain (Q2 2014 - £6 million gain; Q1 2014 - £5 million loss) in income from trading activities, £3 million gain (Q2 2014 - £38 million; Q1 2014 - £3 million) in other operating income and £232 million (Q2 2014 - £257 million; Q1 2014 - £64 million) release of impairment provisions.

(2)	Includes disposal groups.

RBS Capital Resolution

	30 September	30 June	31 March
	2014	2014	2014
	£bn	£bn	£bn

Capital and balance sheet
Loans and advances to customers (gross) (1)	25.8	30.0	34.0
Loan impairment provisions	(12.6)	(14.4)	(15.7)

Net loans and advances to customers	13.2	15.6	18.3

Debt securities	1.7	1.9	2.2
Funded assets	17.9	20.9	24.3
Total assets	31.3	34.4	38.8

Risk elements in lending (1)	17.4	20.4	23.0
Provision coverage (2)	72%	71%	68%
Risk-weighted assets
- Credit risk
- non-counterparty	18.7	22.6	29.6
- counterparty	8.2	8.2	5.7
- Market risk	3.7	4.3	5.2

	30.6	35.1	40.5

Gross loans and advances to customers (1)
Ulster Bank	12.6	13.9	15.5
Real Estate Finance	5.5	7.4	8.6
Corporate	7.0	7.8	9.1
Markets	0.7	0.9	0.8

	25.8	30.0	34.0

Funded assets - Ulster Bank
Commercial real estate - investment	1.5	1.9	2.4
Commercial real estate - development	0.7	0.7	0.8
Other corporate	0.7	0.9	1.2

	2.9	3.5	4.4

Funded assets - Real Estate Finance
UK	3.2	4.4	4.7
Germany	0.8	1.0	1.4
Spain	0.5	0.5	0.6
Other	0.9	0.8	1.0

	5.4	6.7	7.7

Funded assets - Corporate
Structured finance	1.7	2.0	2.2
Shipping	1.9	1.9	2.0
Other	3.1	3.5	4.4

	6.7	7.4	8.6

Funded assets - Markets
Securitised products	2.3	2.7	3.0
Emerging markets	0.6	0.6	0.6

	2.9	3.3	3.6

Notes:

(1)	Includes disposal groups.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

RBS Capital Resolution

Funded assets
	1 July					30 September
	2014	Net run-off	Disposals (1)	Impairments	Other	2014
Quarter ended 30 September 2014	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	3.5	-	(0.8)	0.4	(0.2)	2.9
Real Estate Finance	6.7	(0.5)	(0.8)	0.1	(0.1)	5.4
Corporate	7.4	(0.6)	(0.4)	0.1	0.2	6.7
Markets	3.3	(0.4)	(0.1)	-	0.1	2.9

Total	20.9	(1.5)	(2.1)	0.6	-	17.9

Risk-weighted assets
	1 July			Risk		Other (3)	30 September
	2014	Net run-off	Disposals (1)	parameters (2)	Impairments		2014
Quarter ended 30 September 2014	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	2.3	-	-	(0.1)	-	(0.1)	2.1
Real Estate Finance	6.4	(0.3)	-	(0.5)	-	-	5.6
Corporate	15.1	(0.9)	(0.8)	(0.1)	-	0.7	14.0
Markets	11.3	(0.7)	(0.9)	(0.8)	-	-	8.9

Total	35.1	(1.9)	(1.7)	(1.5)	-	0.6	30.6

Capital deductions
	1 July	Net run-off		Risk	Impairments	Other (3)	30 September
	2014		Disposals (1)	parameters (2)			2014
Quarter ended 30 September 2014	£m	£m	£m	£m	£m	£m	£m

Ulster Bank	217	-	(47)	(18)	120	-	272
Real Estate Finance	405	(68)	(382)	299	112	(1)	365
Corporate	156	(56)	(26)	(69)	64	12	81
Markets	64	(1)	(1)	(7)	1	-	56

Total	842	(125)	(456)	205	297	11	774

RWA equivalent (4)
	1 July	Net run-off		Risk	Impairments	Other (3)	30 September
	2014		Disposals (1)	parameters (2)			2014
Quarter ended 30 September 2014	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	4.5	-	(0.5)	(0.3)	1.2	(0.1)	4.8
Real Estate Finance	10.5	(1.0)	(3.8)	2.4	1.1	-	9.2
Corporate	16.6	(1.4)	(1.0)	(0.8)	0.6	0.8	14.8
Markets	11.9	(0.7)	(0.9)	(0.8)	-	-	9.5

Total	43.5	(3.1)	(6.2)	0.5	2.9	0.7	38.3

Notes:

(1)	Includes all effects relating to disposals, including associated removal of deductions from regulatory capital.
(2)	Principally reflects credit migration and other technical adjustments.
(3)	Includes fair value adjustments and foreign exchange movements.
(4)

RWA equivalent (RWAe) is an internal metric that measures the equity capital employed in segments. RWAe converts both performing and non-performing exposures into a consistent capital measure, being the sum of the regulatory RWAs and the regulatory capital deductions, the latter converted to RWAe by applying a multiplier. RBS applies a CET1 ratio of 10%; this results in an end point CRR RWAe conversion multiplier of 10.

RBS Capital Resolution

Gross loans and advances, REIL and impairments

				Credit metrics			Quarter ended
				REIL as a	Provisions	Provisions	Impairment
	Gross			% of gross	as a %	as a % of	(releases)/	Amounts
	loans	REIL	Provisions	loans	of REIL	gross loans	charge (2)	written-off
30 September 2014 (1)	£bn	£bn	£bn	%	%	%	£m	£m

By sector:
Commercial real estate
- investment	8.4	6.0	3.5	71	58	42	(299)	572
- development	7.1	6.7	5.9	94	88	83	(127)	105
Asset finance	2.4	0.8	0.4	33	50	17	7	21
Other corporate	7.8	3.9	2.8	50	72	36	(165)	255
Other	0.1	-	-	-	-	-	(21)	-

	25.8	17.4	12.6	67	72	49	(605)	953

By donating segment
and sector
Ulster Bank
Commercial real estate
- investment	3.8	3.5	2.5	92	71	66	(168)	86
- development	6.4	6.2	5.6	97	90	88	(116)	77
Other corporate	2.4	2.2	1.7	92	77	71	(95)	11

Total Ulster Bank	12.6	11.9	9.8	94	82	78	(379)	174

Commercial Banking
Commercial real estate
- investment	1.6	0.8	0.3	50	38	19	(44)	62
- development	0.5	0.4	0.2	80	50	40	(16)	20
Asset finance	-	-	-	-	-	-	-	1
Other corporate	1.2	0.6	0.4	50	67	33	(38)	36
Other	-	-	-	-	-	-	(3)	-

Total Commercial Banking	3.3	1.8	0.9	55	50	27	(101)	119

CIB
Commercial real estate
- investment	3.0	1.7	0.7	57	41	23	(87)	424
- development	0.2	0.1	0.1	50	100	50	5	8
Asset finance	2.4	0.8	0.4	33	50	17	7	20
Other corporate	4.2	1.1	0.7	26	64	17	(32)	208
Other	0.1	-	-	-	-	-	(18)	-

Total CIB	9.9	3.7	1.9	37	51	19	(125)	660

Total	25.8	17.4	12.6	67	72	49	(605)	953

Of which:
UK	11.3	6.3	4.1	56	65	36	(245)	630
Europe	13.4	10.7	8.3	80	78	62	(357)	302
US	0.3	0.1	-	33	-	-	(1)	18
RoW	0.8	0.3	0.2	38	67	25	(2)	3

Customers	25.8	17.4	12.6	67	72	49	(605)	953
Banks	0.6	-	-	-	-	-	-	9

Total	26.4	17.4	12.6	66	72	48	(605)	962

Notes:

(1)	Includes disposal groups.
(2)	Impairment losses/(releases) include those relating to AFS securities; sector analyses above include allocation of latent impairment charges.

Selected condensed statutory financial statements

Condensed consolidated income statement for the period ended 30 September 2014

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2014	2014	2013	2014	2013
	£m	£m	£m	£m	£m

Interest receivable	3,839	3,821	4,207	11,460	12,767
Interest payable	(976)	(1,023)	(1,427)	(3,104)	(4,550)

Net interest income	2,863	2,798	2,780	8,356	8,217

Fees and commissions receivable	1,296	1,314	1,382	3,901	4,090
Fees and commissions payable	(202)	(251)	(238)	(689)	(698)
Income from trading activities	268	541	444	1,761	2,508
Gain on redemption of own debt	-	-	13	20	204
Other operating income	127	345	35	1,163	1,367

Non-interest income	1,489	1,949	1,636	6,156	7,471

Total income	4,352	4,747	4,416	14,512	15,688

Staff costs	(1,690)	(1,845)	(1,895)	(5,226)	(5,622)
Premises and equipment	(543)	(622)	(544)	(1,818)	(1,648)
Other administrative expenses	(1,344)	(951)	(1,103)	(3,006)	(3,284)
Depreciation and amortisation	(306)	(282)	(338)	(860)	(1,074)
Write down of goodwill and other intangible assets	-	(130)	-	(212)	-

Operating expenses	(3,883)	(3,830)	(3,880)	(11,122)	(11,628)

Profit before impairment releases/(losses)	469	917	536	3,390	4,060
Impairment releases/(losses)	801	93	(1,170)	532	(3,320)

Operating profit/(loss) before tax	1,270	1,010	(634)	3,922	740
Tax charge	(333)	(371)	(81)	(1,066)	(759)

Profit/(loss) from continuing operations	937	639	(715)	2,856	(19)
Profit/(loss) from discontinued operations, net of tax	3	26	(5)	38	133

Profit/(loss) for the period	940	665	(720)	2,894	114
Non-controlling interests	53	(23)	(6)	11	(123)
Preference share and other dividends	(97)	(412)	(102)	(584)	(284)

Profit/(loss) attributable to ordinary and
B shareholders	896	230	(828)	2,321	(293)

Earnings/(loss) per ordinary and equivalent
B share (EPS) (1)
Basic EPS from continuing and discontinued operations	7.9p	2.0p	(7.4p)	20.5p	(2.6p)
Basic EPS from continuing operations	7.9p	1.9p	(7.4p)	20.4p	(3.6p)

Note:

(1)

Diluted EPS for the quarter ended 30 September 2014 was 0.1p lower (quarter ended 30 June 2014 - 0.1p lower) and for the nine months ended 30 September 2014 was 0.2p lower than basic EPS. There was no dilutive impact on all other comparative periods.

Selected condensed statutory financial statements

Consolidated statement of comprehensive income

for the period ended 30 September 2014

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2014	2014	2013	2014	2013
	£m	£m	£m	£m	£m

Profit/(loss) for the period	940	665	(720)	2,894	114

Items that do not qualify for reclassification
Tax	-	-	(163)	-	(163)

Items that qualify for reclassification
Available-for-sale financial assets	79	265	430	608	(303)
Cash flow hedges	207	(47)	(88)	455	(1,624)
Currency translation	616	(598)	(1,211)	(117)	99
Tax	(31)	(72)	85	(191)	811

Other comprehensive income/(loss) after tax	871	(452)	(947)	755	(1,180)

Total comprehensive income/(loss) for the period	1,811	213	(1,667)	3,649	(1,066)

Total comprehensive income/(loss) is
attributable to:
Non-controlling interests	12	6	(13)	42	121
Preference shareholders	91	75	98	231	250
Paid-in equity holders	6	17	4	33	34
Dividend access share	-	320	-	320	-
Ordinary and B shareholders	1,702	(205)	(1,756)	3,023	(1,471)

	1,811	213	(1,667)	3,649	(1,066)

●

The movement in available-for-sale financial assets during the quarter predominantly reflects realised losses arising on the disposal of securities in the liquidity portfolio. In the nine months ended 30 September 2014, the movement primarily arises on unrealised gains on Spanish and US bonds.

●	Cash flow hedging gains in both the quarter and nine months largely result from decreases in the Sterling and Euro swap rates.

●

Currency translation gains in the quarter are principally due to the weakening of Sterling against the US dollar.  The losses in the nine months are driven by the strengthening of Sterling against the Euro, partly offset by the weakening against the US dollar.

Selected condensed statutory financial statements

Condensed consolidated balance sheet at 30 September 2014

	30 September	30 June	31 December
	2014	2014	2013
	£m	£m	£m

Assets
Cash and balances at central banks	67,900	68,670	82,659
Net loans and advances to banks	29,090	28,904	27,555
Reverse repurchase agreements and stock borrowing	24,860	28,163	26,516
Loans and advances to banks	53,950	57,067	54,071
Net loans and advances to customers	392,969	385,554	390,825
Reverse repurchase agreements and stock borrowing	50,631	53,542	49,897
Loans and advances to customers	443,600	439,096	440,722
Debt securities	106,769	112,794	113,599
Equity shares	8,309	7,834	8,811
Settlement balances	20,941	19,682	5,591
Derivatives	314,021	274,906	288,039
Intangible assets	12,454	12,173	12,368
Property, plant and equipment	6,985	7,115	7,909
Deferred tax	2,843	3,107	3,478
Prepayments, accrued income and other assets	7,185	7,418	7,614
Assets of disposal groups	1,153	1,246	3,017

Total assets	1,046,110	1,011,108	1,027,878

Liabilities
Bank deposits	38,986	39,179	35,329
Repurchase agreements and stock lending	30,799	31,722	28,650
Deposits by banks	69,785	70,901	63,979
Customer deposits	405,367	401,226	414,396
Repurchase agreements and stock lending	44,302	51,540	56,484
Customer accounts	449,669	452,766	470,880
Debt securities in issue	53,487	59,087	67,819
Settlement balances	21,049	15,128	5,313
Short positions	34,499	39,019	28,022
Derivatives	310,361	270,087	285,526
Accruals, deferred income and other liabilities	14,618	14,876	16,017
Retirement benefit liabilities	2,629	2,742	3,210
Deferred tax	491	605	507
Subordinated liabilities	24,412	24,809	24,012
Liabilities of disposal groups	272	125	3,378

Total liabilities	981,272	950,145	968,663
Equity
Non-controlling interests	2,747	618	473
Owners’ equity* - called up share capital	6,832	6,811	6,714
- reserves	55,259	53,534	52,028

Total equity	64,838	60,963	59,215

Total liabilities and equity	1,046,110	1,011,108	1,027,878

* Owners’ equity attributable to:
Ordinary and B shareholders	56,799	55,053	53,450
Other equity owners	5,292	5,292	5,292

	62,091	60,345	58,742

Contingent liabilities and commitments	238,248	239,121	242,009

Selected condensed statutory financial statements

Condensed consolidated statement of changes in equity

for the period ended 30 September 2014

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2014	2014	2013	2014	2013
	£m	£m	£m	£m	£m

Called-up share capital
At beginning of period	6,811	6,752	6,632	6,714	6,582
Ordinary shares issued	21	59	65	118	115

At end of period	6,832	6,811	6,697	6,832	6,697

Paid-in equity
At beginning and end of period	979	979	979	979	979

Share premium account
At beginning of period	24,885	24,760	24,483	24,667	24,361
Ordinary shares issued	49	125	145	267	267

At end of period	24,934	24,885	24,628	24,934	24,628

Merger reserve
At beginning and end of period	13,222	13,222	13,222	13,222	13,222

Available-for-sale reserve
At beginning of period	138	(62)	(714)	(308)	(346)
Unrealised (losses)/gains	(37)	411	592	807	606
Realised losses/(gains)	52	(148)	(164)	(314)	(769)
Tax	28	(63)	34	(40)	367
Transfer to retained earnings	(9)	-	-	(9)	-
Recycled to profit or loss on disposal of businesses (1)	-	-	-	36	(110)

At end of period	172	138	(252)	172	(252)

Cash flow hedging reserve
At beginning of period	94	141	491	(84)	1,666
Amount recognised in equity	575	315	163	1,543	(696)
Amount transferred from equity to earnings	(368)	(362)	(251)	(1,088)	(928)
Tax	(44)	-	44	(114)	405
Transfer to retained earnings	34	-	-	34	-

At end of period	291	94	447	291	447

Foreign exchange reserve
At beginning of period	2,963	3,551	5,201	3,691	3,908
Retranslation of net assets	776	(702)	(1,338)	(96)	92
Foreign currency gains on hedges of net assets	(161)	123	148	(6)	17
Tax	(15)	(9)	7	(26)	4
Transfer to retained earnings	(390)	-	-	(390)	-
Recycled to profit or loss on disposal of businesses	-	-	-	-	(3)

At end of period	3,173	2,963	4,018	3,173	4,018

Capital redemption reserve
At beginning and end of period	9,131	9,131	9,131	9,131	9,131

Contingent capital reserve
At beginning and end of period	-	-	(1,208)	-	(1,208)

For the notes to this table refer the following page.

Selected condensed statutory financial statements

Condensed consolidated statement of changes in equity

for the period ended 30 September 2014

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2014	2014	2013	2014	2013
	£m	£m	£m	£m	£m

Retained earnings
At beginning of period	2,258	1,986	11,105	867	10,596
Profit/(loss) attributable to ordinary and B
shareholders and other equity owners
- continuing operations	999	627	(723)	2,894	(116)
- discontinued operations	(6)	15	(3)	11	107
Equity preference dividends paid	(91)	(75)	(98)	(231)	(250)
Dividend access share dividend	-	(320)	-	(320)	-
Paid-in equity dividends paid, net of tax	(6)	(17)	(4)	(33)	(34)
Transfer from available-for-sale reserve	9	-	-	9	-
Transfer from cash flow hedging reserve	(34)	-	-	(34)	-
Transfer from foreign exchange reserve	390	-	-	390	-
Costs relating to CFG IPO	(45)	-	-	(45)	-
Actuarial losses recognised in retirement
benefit schemes
- tax	-	-	(163)	-	(163)
Loss on disposal of own shares held	-	-	-	-	(18)
Shares released for employee benefits	-	(5)	-	(41)	(1)
Share-based payments
- gross	18	47	26	26	22
- tax	1	-	4	-	1

At end of period	3,493	2,258	10,144	3,493	10,144

Own shares held
At beginning of period	(136)	(136)	(139)	(137)	(213)
Disposal of own shares	-	-	1	1	74
Shares released for employee benefits	-	-	-	-	1

At end of period	(136)	(136)	(138)	(136)	(138)

Owners’ equity at end of period	62,091	60,345	67,668	62,091	67,668

Non-controlling interests
At beginning of period	618	612	475	473	1,770
Currency translation adjustments and other movements	1	(19)	(21)	(15)	(7)
(Loss)/profit attributable to non-controlling interests
- continuing operations	(62)	12	8	(38)	97
- discontinued operations	9	11	(2)	27	26
Movements in available-for-sale securities
- unrealised (losses)/gains	(4)	(1)	2	(6)	11
- realised losses	68	3	-	74	-
- tax	-	-	-	-	(1)
- recycled to profit or loss on disposal of discontinued
operations (2)	-	-	-	-	(5)
Equity raised (3)	2,117	-	-	2,232	-
Equity withdrawn and disposals	-	-	-	-	(1,429)

At end of period	2,747	618	462	2,747	462

Total equity at end of period	64,838	60,963	68,130	64,838	68,130

Notes:

(1)	Net of tax - £11 million in the nine months ended 30 September 2014 (nine months ended 30 September 2013 - £35 million).
(2)	Net of tax - £1 million in the nine months ended 30 September 2013.
(3)	Includes £2,117 million relating to the initial public offering of Citizens Financial Group.

Notes

1. Basis of preparation

The condensed consolidated financial statements should be read in conjunction with RBS’s 2013 Form 20-F which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Accounting policies

There have been no significant changes to RBS’s principal accounting policies as set out on pages 369 to 381 of the 2013 Form 20-F. The adoption of a number of amendments to IFRSs effective for 2014 has not had a material effect on RBS’s results.

Critical accounting policies and key sources of estimation uncertainty

The judgements and assumptions that are considered to be the most important to the portrayal of RBS’s financial condition are those relating to pensions, goodwill, provisions for liabilities, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgments are described on pages 378 to 381 of RBS’s 2013 Form 20-F.

Going concern

Having reviewed RBS’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that RBS will continue in operational existence for the foreseeable future. Accordingly, the Interim Management Statement for the period ended 30 September 2014 has been prepared on a going concern basis.

Restatements

On 27 February 2014, RBS announced the reorganisation of the previously reported operating divisions into three franchises:

•         Personal & Business Banking (PBB), comprising two reportable segments, UK Personal & Business Banking, including Williams & Glyn, (UK PBB) and Ulster Bank.

•         Commercial & Private Banking (CPB), comprising two reportable segments, Commercial Banking and Private Banking.

•         Corporate & Institutional Banking (CIB); a single reportable segment.

RBS Capital Resolution (RCR) was established with effect from 1 January 2014 by the transfer of capital intensive and higher risk assets from existing divisions. Non-Core was dissolved on 31 December 2013. No business lines moved to RCR and so comparative data has not been restated.

RBS will continue to manage and report Citizens Financial Group (CFG) and RBS Capital Resolution (RCR) separately until disposal or wind-down. Residual unallocated costs will continue to be reported within central items.

As part of its internal reorganisation, RBS has also centralised all services and functions. The costs relating to Services and Functions previously reported as direct expenses in the divisions are now reallocated to businesses using appropriate drivers and reported as indirect expenses in the segmental income statements.

In addition, a number of previously reported reconciling items (Payment Protection Insurance costs, Interest Rate Hedging Products redress and related costs, regulatory and legal actions, restructuring costs, amortisation of purchased intangible assets and bank levy) have now been allocated to the reportable segments.

Comparatives have been restated accordingly.

Notes

2. Income

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2014	2014	2013	2014	2013
	£m	£m	£m	£m	£m

Loans and advances to customers	3,571	3,543	3,829	10,632	11,469
Loans and advances to banks	94	89	106	272	328
Debt securities	174	189	272	556	970

Interest receivable	3,839	3,821	4,207	11,460	12,767

Customer accounts	467	471	692	1,454	2,269
Deposits by banks	24	41	95	119	318
Debt securities in issue	237	270	315	794	1,013
Subordinated liabilities	226	220	223	658	670
Internal funding of trading businesses	22	21	102	79	280

Interest payable	976	1,023	1,427	3,104	4,550

Net interest income	2,863	2,798	2,780	8,356	8,217

Fees and commissions receivable
- payment services	316	325	375	963	1,064
- credit and debit card fees	237	245	284	737	813
- lending (credit facilities)	345	371	335	1,048	1,033
- brokerage	97	102	117	304	369
- investment management	100	100	109	306	319
- trade finance	87	71	73	225	226
- other	114	100	89	318	266

Fees and commissions receivable	1,296	1,314	1,382	3,901	4,090
Fees and commissions payable	(202)	(251)	(238)	(689)	(698)

Net fees and commissions	1,094	1,063	1,144	3,212	3,392

Foreign exchange	171	202	198	591	648
Interest rate	17	424	248	689	650
Credit	136	41	116	533	996
Own credit adjustments	33	(84)	(155)	44	20
Other	(89)	(42)	37	(96)	194

Income from trading activities (1)	268	541	444	1,761	2,508

Gain on redemption of own debt	-	-	13	20	204

Operating lease and other rental income	98	87	125	276	381
Own credit adjustments	16	(106)	(341)	(46)	(140)
Changes in the fair value of FVTPL financial assets
and liabilities and related derivatives	41	9	36	70	65
Changes in the fair value of investment properties	6	(31)	(7)	(37)	(23)
(Loss)/profit on sale of:
- securities	(114)	132	167	229	739
- property, plant and equipment	23	16	10	63	33
- subsidiaries, networks and associates	1	171	(21)	364	(3)
Dividend income	6	17	6	36	41
Share of results of associates	31	28	73	86	277
Other income	19	22	(13)	122	(3)

Other operating income	127	345	35	1,163	1,367

Total non-interest income	1,489	1,949	1,636	6,156	7,471

Total income	4,352	4,747	4,416	14,512	15,688

Note:

(1)

The analysis of income from trading activities is based on how the business is organised and the underlying risks managed. Income from trading activities comprises gains and losses on financial instruments held for trading, both realised and unrealised, interest income, dividends and the related hedging and funding costs in the trading book.

Notes

3. Earnings per ordinary and equivalent B share

Following agreement between RBS and Her Majesty's Treasury for the retirement of the Dividend Access Share (DAS), earnings per share for periods ended after 25 June 2014 only reflect DAS dividends recognised before the end of a reporting period: £320 million was recognised in the quarter ended 30 June 2014. For periods ending on or before 31 March 2014 earnings are allocated solely to the DAS and earnings per ordinary and equivalent B share for such periods are therefore nil.  The DAS does not share in losses.

4. Provisions for liabilities and charges

			Other		Other
			customer		regulatory
	PPI	IRHP	redress	LIBOR	provisions	Litigation	Property	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2014	926	1,077	337	416	150	2,018	379	186	5,489
Currency translation and other
movements	-	-	-	(2)	(2)	(61)	(2)	-	(67)
Charge to income statement
- continuing operations	150	100	51	-	-	68	151	174	694
Releases to income statement
- continuing operations	-	-	(8)	-	-	(35)	(15)	-	(58)
Provisions utilised	(490)	(417)	(79)	(414)	(5)	(80)	(129)	(71)	(1,685)

At 30 June 2014	586	760	301	-	143	1,910	384	289	4,373
Currency translation and other
movements	-	-	-	-	-	102	(1)	-	101
Charge to income statement
- continuing operations	100	-	19	-	500	135	28	95	877
Releases to income statement
- continuing operations	-	-	(4)	-	-	(4)	-	-	(8)
Provisions utilised	(143)	(207)	(50)	-	(4)	(335)	(14)	(31)	(784)

At 30 September 2014	543	553	266	-	639	1,808	397	353	4,559

5. Litigation, investigations and reviews

Except for the developments noted below, there have been no material changes to litigation, investigations and reviews as disclosed in the Interim Results for the six months ended 30 June 2014. Other regulatory provisions increased by £500 million (see Note 4) during the three month period ended 30 September 2014, £400 million of which was in connection with the investigations and reviews around foreign exchange trading. Although RBS has established a provision with respect to these investigations, the effect of the outcome of these investigations, any regulatory findings and any related developments, including the timing and amount of fines or settlements, could result in the future outflow of resources in respect of these investigations ultimately proving to be substantially greater than or less than the aggregate provision RBS has recognised.

Litigation

ISDAFIX antitrust litigation

In September and October 2014, The Royal Bank of Scotland plc (RBS plc) and a number of other financial institutions were named as defendants in three purported class action complaints alleging manipulation of USD ISDAFIX rates, to the detriment of persons who entered into transactions that referenced those rates.  The complaints were filed in the United States District Court for the Southern District of New York and contain claims for unjust enrichment and violations of the U.S. antitrust laws and the Commodities Exchange Act.

Notes

5. Litigation, investigations and reviews (continued)

Complex Systems

As previously disclosed, The Royal Bank of Scotland N.V. (RBS N.V.) was a defendant in an action heard in the United States District Court for the Southern District of New York filed by Complex Systems, Inc (CSI). The plaintiff alleged that RBS N.V. had since late 2007 been using the plaintiff's back-office trade finance processing software without a valid licence, in violation of the US Copyright Act. RBS N.V. and CSI have now reached a settlement of the action, and RBS N.V. has paid the agreed settlement sum to CSI. This brings an end to the proceedings and provides RBS companies with an on-going, perpetual licence to use the software at issue.

Investigations and reviews

LIBOR and other trading rates

On 21 October 2014, the European Commission (EC) announced its findings that RBS and one other financial institution had participated in a bilateral cartel aimed at influencing the Swiss franc Libor benchmark interest rate between March 2008 and July 2009. RBS agreed to settle the case with the EC and received full immunity from fines for revealing the existence of the cartel to the EC and co-operating closely with the EC’s ongoing investigation. Also on 21 October 2014, the EC announced its findings that RBS and three other financial institutions had participated in a related cartel on bid-ask spreads of Swiss franc interest rate derivatives in the European Economic Area (EEA). Again, RBS received full immunity from fines for revealing the existence of the cartel to the EC and co-operating closely with the EC’s ongoing investigation.

Foreign exchange trading

Various governmental and regulatory authorities in different countries have been conducting investigations into foreign exchange trading and sales activities apparently involving multiple financial institutions. RBS is under investigation by, has received enquiries from and/or is in discussion with certain of these authorities including, among others, the FCA and Serious Fraud Office in the UK, and the Department of Justice and certain other financial regulatory authorities in the United States. RBS is reviewing communications and procedures relating to certain currency exchange benchmark rates as well as foreign exchange trading and sales activity.

Technology incident in June 2012

As previously disclosed, on 19 June 2012, RBS was affected by a technology incident, as a result of which the processing of certain customer accounts and payments were subject to considerable delay. RBS agreed to reimburse customers for any loss suffered as a result of the incident and RBS made a provision of £175 million in 2012.

On 9 April 2013, the UK Financial Conduct Authority (FCA) announced that it had commenced an enforcement investigation into the incident. This was a joint investigation conducted by the FCA together with the UK Prudential Regulation Authority (PRA) and enforcement proceedings have since commenced.  Separately the Central Bank of Ireland (CBI) initiated an investigation and has issued enforcement proceedings against Ulster Bank Ireland Limited, an RBS company. Ulster Bank Ireland Limited anticipates entering into settlement discussions with the CBI before the end of the year.

Notes

5. Litigation, investigations and reviews (continued)

Multilateral interchange fees

As previously disclosed, in 2007, the EC issued a decision that, while interchange is not illegal per se, MasterCard’s multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA were in breach of competition law. MasterCard appealed against the decision to the General Court, which upheld the EC’s original decision. MasterCard appealed further to the Court of Justice and RBS intervened in those appeal proceedings. On 11 September 2014, the Court rejected MasterCard’s appeal and confirmed the EC’s original decision. MasterCard had negotiated interim cross border MIF levels to apply for the duration of the General Court and Court of Justice proceedings and further negotiation is expected in light of the Court’s decision.

Investigation into advised mortgage sales

On 27 August 2014 the FCA announced that it had fined RBS £14.47 million in relation to an investigation into advised mortgage sales made by RBS plc and NatWest in the period June 2011 to March 2013 inclusive.

6. Risk factors

A summary of the principal risks which could adversely affect RBS are included on pages 138 to 140 of the Interim Results 2014 Form 6-K.

7. Recent developments

CFG

On 8 October 2014, in a US$334 million capital exchange transaction, CFG repurchased 14.3 million common shares from RBSG International Holdings Limited and issued US$334 million of subordinated debt to The Royal Bank of Scotland Group plc. As a result, RBS’s holding in CFG declined from 71.25% as at 30 September 2014 to 70.5% of shares outstanding.

On 24 October 2014, CFG declared a quarterly common stock dividend of US$0.10 per share. This dividend will be paid on 20 November 2014 and will amount to US$55 million in aggregate.

2014 EBA EU-wide stress test

On 26 October, 2014, the European Banking authority (EBA) announced the results of the 2014 EBA EU-wide stress test. RBSG plc and its subsidiaries Ulster Bank Ireland Limited and RBS N.V. all reported capital ratios above the respective post-stress minimum requirements.

8. Post balance sheet events

There have been no significant events between 30 September 2014 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Additional information

The following table shows RBS’s issued and fully paid share capital, owners’ equity and indebtedness on an unaudited consolidated basis in accordance with IFRS as at 30 September 2014.

As at 30 September 2014
£m

Share capital - allotted, called up and fully paid
Ordinary shares of £1	6,321
B shares of £0.01	510
Dividend access share of £0.01	-
Non-cumulative preference shares of US$0.01	1
Non-cumulative preference shares of €0.01	-
Non-cumulative preference shares of £1	-

6,832
Retained income and other reserves	55,259

Owners’ equity	62,091

Group indebtedness
Subordinated liabilities	24,412
Debt securities in issue	53,487

Total indebtedness	77,899

Total capitalisation and indebtedness	139,990

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

Since 30 September 2014 subordinated liabilities totalling £0.5 billion have matured and subordinated liabilities totalling £1.3 billion have been called.

Other than as disclosed above, the information contained in the tables above has not changed materially since 30 September 2014.

Additional information

Other financial data

	Nine months ended 30 September 2014(5)	Year ended 31 December
		2013	2012	2011	2010	2009

Return on average total assets (1)	0.3%	(0.7%)	(0.4%)	(0.1%)	(0.1%)	(0.2%)
Return on average ordinary and B shareholders’ equity (2)	5.7%	(14.5%)	(8.9%)	(3.1%)	(0.9%)	(7.4%)
Average owners’ equity as a percentage of average total assets	5.9%	5.6%	5.2%	4.9%	4.6%	2.8%
Ratio of earnings to combined fixed charges and preference share dividends (3,4)
- including interest on deposits	2.01	(0.34)	0.28	0.85	0.95	0.72
- excluding interest on deposits	4.41	(4.51)	(2.99)	(0.37)	0.50	(0.47)
Ratio of earnings to fixed charges only (3,4)
- including interest on deposits	2.20	(0.36)	0.29	0.85	0.97	0.77
- excluding interest on deposits	5.84	(6.04)	(3.81)	(0.37)	0.58	(0.71)

Notes:

(1)	Return on average total assets represents profit/(loss) attributable to ordinary and B shareholders as a percentage of average total assets.
(2)	Return on average ordinary and B shareholders' equity represents (loss)/profit attributable to ordinary and B shareholders expressed as a percentage of average ordinary and B shareholders' equity.
(3)

For this purpose, earnings consist of income before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(4)

The earnings for the years ended 31 December 2013, 2012, 2011, 2010 and 2009, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the years ended 31 December 2013, 2012, 2011, 2010 and 2009 were £8,641 million, £5,578 million, £1,396 million, £422 million and £4,034 million, respectively. The coverage deficiency for fixed charges only for the years ended 31 December 2013, 2012, 2011, 2010 and 2009 were £8,243 million, £5,277 million, £1,396 million, £298 million and £3,099 million, respectively.

(5)	Based on unaudited numbers.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc

Registrant

/s/ Rajan Kapoor

Rajan Kapoor

Financial Controller

19 November 2014